SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001 -20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com        copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

September 2007

TABLE OF CONTENTS

FINANCIAL STATEMENTS		3
Balance Sheet - Assets		3
Balance Sheet – Liabilities		4
Statement of Income		5
Statement of Changes in Shareholders’ Equity		7
Statement of Changes in Financial Position		8
Statement of Cash Flows		10
Statement of Added Value		12
NOTES TO THE FINANCIAL STATEMENTS		14
1	Operations	14
2	Presentation of the Quarterly Information	15
3	Cash in Hand	16
4	Consumers and Distributors	17
5	Provision for Doubtful Accounts	18
6	Dividends Receivable	18
7	CRC Transferred to the Government of the State of Paraná	19
8	Taxes and Social Contribution	20
9	Account for Compensation of “Portion A” Variations	23
10	Other Regulatory Assets and Liabilities	25
11	Guarantees and Escrow Deposits	26
12	Other Receivables	27
13	Judicial Deposits	27
14	Receivables from Related Parties	28
15	Investments	29
16	Property, Plant, and Equipment	32
17	Intangible Assets	34
18	Loans and Financing	35
19	Debentures	40
20	Suppliers	44
21	Accrued Payroll Costs	45
22	Post-Employment Benefits	45
23	Customer Charges Due	46
24	Research and Development and Energy Efficiency	46
25	Other Accounts Payable	47
26	Provisions for Contingencies	47
27	Share Capital	51
28	Gross Revenues from Sales and/or Services	53
29	Deductions from Gross Revenues	54
30	Operating Costs and Expenses	54
31	Power Purchased for Resale	56
32	Charges for the Use of the Power Grid	56
33	Personnel and Management	57
34	Pension Plan and Healthcare Plan	57
35	Materials and Supplies	57
36	Third-Party Services	58
37	Recovery of Costs and Expenses	58
38	Other Operating Costs and Expenses	59
39	Financial Income (Losses)	59
40	Equity in the Results of Subsidiaries and Investees	60
41	Electric Energy Trading Chamber (CCEE)	61
42	Reconciliation of the Provision for Income Tax and Social Contribution	65
43	Financial Instruments	65
44	Related-Party Transactions	67
45	Wholly-Owned Subsidiaries' Balance Sheets	69
46	Statement of Income Broken Down by Company	71
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER		72
1	Distribution	72
2	Management	74
3	Investor Relations	75
4	Rates	76
SENIOR MANAGEMENT AND COMMITTEES		78
AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION		79

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of September 30, 2007 and June 30, 2007
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company		Consolidated
		no.

			30/09/2007	30/06/2007	30/09/2007	30/06/2007

1	TOTAL ASSETS		8,795,267	8,306,357	12,009,776	11,587,360
1.01	CURRENT ASSETS		443,176	230,039	2,958,878	2,710,778
1.01.01	Cash in hand	3	107,069	111,493	1,367,430	1,109,425
1.01.02	Receivables		336,107	118,546	1,543,548	1,550,467
1.01.02.01	Customers		-	-	998,064	1,043,556
1.01.02.01.01	Customers and distributors	4	-	-	1,097,214	1,130,729
1.01.02.01.02	Provision for doubtful accounts	5	-	-	(109,871)	(96,693)
1.01.02.01.03	Services to third parties, net		-	-	10,721	9,520
1.01.02.02	Other Receivables		336,107	118,546	545,484	506,911
1.01.02.02.01	Dividends receivable	6	202,787	22	1,458	1,645
1.01.02.02.02	Service in progress		-	-	46,456	42,888
1.01.02.02.03	CRC transferred to State Government	7	-	-	38,187	36,623
1.01.02.02.04	Taxes and social contribution	8	94,404	80,854	189,231	190,486
1.01.02.02.05	Account for Compensation of Portion A	9	-	-	70,068	84,272
1.01.02.02.06	Other regulatory assets	10	-	-	5,083	-
1.01.02.02.07	Collaterals and escrow deposits	11	38,903	37,668	141,626	113,104
1.01.02.02.08	Other receivables	12	13	2	53,375	37,893
1.01.03	Inventories		-	-	47,900	50,886
1.02	NON-CURRENT ASSETS		8,352,091	8,076,318	9,050,898	8,876,582
1.02.01	Long-Term Receivables		944,359	871,902	1,990,274	1,835,984
1.02.01.01	Sundry Receivables		159,405	102,004	1,990,274	1,835,984
1.02.01.01.01	Customers and distributors	4	-	-	156,820	131,686
1.02.01.01.02	Services to third parties		-	-	8,230	7,036
1.02.01.01.03	CRC transferred to State Government	7	-	-	1,181,190	1,156,847
1.02.01.01.04	Taxes and social contribution	8	124,726	67,331	442,303	375,107
1.02.01.01.05	Account for Compensation of Portion A	9	-	-	20,592	6,969
1.02.01.01.06	Other regulatory assets	10	-	-	23,320	-
1.02.01.01.07	Collaterals and escrow deposits	11	-	-	20,645	21,625
1.02.01.01.08	Judicial deposits	13	34,679	34,673	126,957	126,516
1.02.01.01.09	Other Receivables	12	-	-	10,217	10,198
1.02.01.02	Receivables from Related Parties	14	784,954	769,898	-	-
1.02.01.02.01	From subsidiaries		784,954	769,898	-	-
1.02.02	Permanent Assets		7,407,732	7,204,416	7,060,624	7,040,598
1.02.02.01	Investments	15	7,407,732	7,204,416	307,668	304,303
1.02.02.01.01	Equity in investees		-	-	215,860	214,607
1.02.02.01.02	Equity in investees - goodwill		-	-	2,993	4,195
1.02.02.01.03	Equity in subsidiaries		7,403,070	7,199,754	-	-
1.02.02.01.04	Equity in subsidiaries - goodwill		-	-	73,098	74,464
1.02.02.01.05	Other		4,662	4,662	15,717	11,037
1.02.02.02	Property, Plant, and Equipment	16	-	-	6,706,141	6,684,889
1.02.02.03	Intangible Assets	17	-	-	38,857	38,525
1.02.02.04	Deferred Assets		-	-	7,958	12,881

The accompanying notes are an integral part of these financial statements.

Balance Sheet – Liabilities

As of September 30, 2007 and June 30, 2007
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company			Consolidated
		no.

			30/09/2007	30/06/2007	30/09/2007	30/06/2007

2	TOTAL LIABILITIES		8,795,267	8,306,357	12,009,776	11,587,360
2.01	CURRENT LIABILITIES		431,172	311,978	1,792,952	1,750,257
2.01.01	Loans and financing	18	12,845	19,576	83,863	92,780
2.01.02	Debentures	19	143,832	173,119	147,130	179,751
2.01.03	Suppliers	20	460	789	364,529	391,519
2.01.04	Taxes, fees, and contributions	8	78,417	37,765	315,510	253,317
2.01.05	Dividends payable		195,458	80,580	195,478	83,562
2.01.06	Accrued payroll costs	21	125	114	110,765	99,096
2.01.08	Other		35	35	575,677	650,232
2.01.08.01	Post-employment benefits	22	9	9	75,071	93,328
2.01.08.02	Account for Compensation of Portion A	9	-	-	187,253	242,213
2.01.08.03	Customer charges due	23	-	-	38,123	35,748
2.01.08.04	R & D and Energy Efficiency	24	-	-	180,465	176,001
2.01.08.05	Other accounts payable	25	26	26	94,765	102,942
2.02	NON-CURRENT LIABILITIES		1,328,457	1,093,507	2,948,230	2,716,541
2.02.01	Long-Term Liabilities		1,328,457	1,093,507	2,948,230	2,716,541
2.02.01.01	Loans and financing	18	406,063	340,093	829,782	819,294
2.02.01.02	Debentures	19	733,360	733,360	1,002,510	999,009
2.02.01.03	Provisions for contingencies	26	189,034	20,054	390,993	203,410
2.02.01.06	Other		-	-	724,945	694,828
2.02.01.06.01	Suppliers	20	-	-	185,492	181,605
2.02.01.06.02	Taxes and social contributions	8	-	-	25,705	20,467
2.02.01.06.03	Post-employment benefits	22	-	-	461,593	449,710
2.02.01.06.04	Account for Compensation of Portion A	9	-	-	16,780	10,726
2.02.01.06.05	Other regulatory liabilities	10	-	-	8,895	-
2.02.01.06.06	Other payables	25	-	-	26,480	32,320
2.03	MINORITY INTEREST		-	-	232,956	219,690
2.04	SHAREHOLDERS' EQUITY		7,035,638	6,900,872	7,035,638	6,900,872
2.04.01	Paid-In Share Capital	27	4,460,000	4,460,000	4,460,000	4,460,000
2.04.02	Capital Reserves		817,293	817,293	817,293	817,293
2.04.04	Income Reserves		1,098,977	1,098,977	1,098,977	1,098,977
2.04.04.01	Legal reserves		268,323	268,323	268,323	268,323
2.04.04.02	Retained earnings		830,654	830,654	830,654	830,654
2.04.05	Accrued Earnings		659,368	524,602	659,368	524,602

The accompanying notes are an integral part of these financial statements.

Statement of Income

For the nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

CODE	DESCRIPTION	N.	Parent Company			Consolidated
		no.

			30/09/2007	30/09/2006	30/09/2007	30/09/2006
3	STATEMENT OF INCOME
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	28	-	-	5,876,835	5,510,314
3.01.01	Power sales to final customers		-	-	4,283,034	4,101,453
3.01.02	Power sales to distributors		-	-	1,039,988	935,898
3.01.03	Use of the power grid		-	-	213,180	223,041
3.01.04	Telecommunications revenues		-	-	46,584	39,012
3.01.05	Distribution of piped gas		-	-	184,581	164,949
3.01.06	Other operating revenues		-	-	109,468	45,961
3.02	DEDUCTIONS FROM GROSS REVENUES	29	-	-	(1,888,627)	(1,883,265)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	3,988,208	3,627,049
3.04	COST OF SALES AND/OR SERVICES	30	-	-	(2,292,399)	(2,041,297)
3.04.01	Power purchased for resale		-	-	(1,041,595)	(1,062,286)
3.04.02	Charges for the use of the power grid		-	-	(416,035)	(409,146)
3.04.03	Payroll		-	-	(290,769)	(291,275)
3.04.04	Pension and healthcare plans		-	-	(1,701)	(32,774)
3.04.05	Materials and supplies		-	-	(34,699)	(40,102)
3.04.06	Raw materials and supplies for power generation		-	-	16,728	284,691
3.04.07	Natural gas and supplies for the gas business		-	-	(102,233)	(114,420)
3.04.08	Third-party services		-	-	(110,432)	(104,687)
3.04.09	Depreciation and amortization		-	-	(299,641)	(260,310)
3.04.10	Expense recovery		-	-	28,751	26,541
3.04.11	Other costs		-	-	(40,773)	(37,529)
3.05	RESULT OF OPERATIONS		-	-	1,695,809	1,585,752
3.06	OPERATING EXPENSES/REVENUES		737,200	937,668	(503,827)	(117,051)
3.06.01	From sales	30	-	(5,408)	(10,223)	(77,371)
3.06.02	General and administrative expenses/revenues	30	(9,143)	(14,379)	(208,179)	(233,261)
3.06.03	Financial Expenses/Revenues	39	(80,632)	(75,302)	(14,763)	274,260
3.06.03.01	Financial revenues		68,069	27,886	266,345	604,890
3.06.03.02	Financial expenses		(148,701)	(103,188)	(281,108)	(330,630)
3.06.05	Other Operating Expenses		(181,705)	(26,374)	(282,554)	(81,885)
3.06.06	Result of equity in subsidiaries and investees	40	1,008,680	1,059,131	11,892	1,206
3.06.06.01	Equity in subsidiaries and investees		1,008,522	1,058,980	11,734	1,055
3.06.06.02	Interests in other companies		158	151	158	151
3.07	OPERATING INCOME (LOSSES)		737,200	937,668	1,191,982	1,468,701
3.08	NON-OPERATING INCOME (LOSSES)		116	395	(38,129)	(46,189)
3.08.01	Revenues		116	395	250	3,652
3.08.02	Expenses		-	-	(38,379)	(49,841)
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		737,316	938,063	1,153,853	1,422,512
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	42	(186)	(12,146)	(404,189)	(493,380)
3.11	DEFERRED INCOME TAX	42	57,238	6,582	68,904	9,490
3.14	MINORITY INTEREST		-	-	(24,200)	(6,123)
3.15	NET INCOME FOR THE PERIOD		794,368	932,499	794,368	932,499

	NET INCOME PER SHARE (2007) AND PER LOT OF
	ONE THOUSAND SHARES (2006)		2.9028	3.4076

The accompanying notes are an integral part of these financial statements.

Statement of Income – Third Quarter Variations

For the quarters and nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

CODE	DESCRIPTION				Consolidated

		01/07/2007	01/01/2007	01/07/2006	01/01/2006
		to 30/09/2007	to 30/09/2007	to 30/09/2006	to 30/09/2006
3	STATEMENT OF INCOME
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	2,030,530	5,876,835	1,868,942	5,510,314
3.01.01	Power sales to final customers	1,443,063	4,283,034	1,336,701	4,101,453
3.01.02	Power sales to distributors	352,869	1,039,988	365,082	935,898
3.01.03	Use of the power grid	75,834	213,180	79,735	223,041
3.01.04	Telecommunications revenues	16,754	46,584	12,322	39,012
3.01.05	Distribution of piped gas	65,408	184,581	59,150	164,949
3.01.06	Other operating revenues	76,602	109,468	15,952	45,961
3.02	DEDUCTIONS FROM GROSS REVENUES	(616,486)	(1,888,627)	(627,057)	(1,883,265)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	1,414,044	3,988,208	1,241,885	3,627,049
3.04	COST OF SALES AND/OR SERVICES	(773,196)	(2,292,399)	(828,570)	(2,041,297)
3.04.01	Power purchased for resale	(383,899)	(1,041,595)	(375,120)	(1,062,286)
3.04.02	Charges for the use of the power grid	(113,048)	(416,035)	(128,585)	(409,146)
3.04.03	Payroll	(96,954)	(290,769)	(97,441)	(291,275)
3.04.04	Pension and healthcare plans	(11,801)	(1,701)	(12,087)	(32,774)
3.04.05	Materials and supplies	(10,839)	(34,699)	(12,622)	(40,102)
3.04.06	Raw materials and supplies for power generation	23,128	16,728	(4,002)	284,691
3.04.07	Natural gas and supplies for the gas business	(35,815)	(102,233)	(63,131)	(114,420)
3.04.08	Third-party services	(40,376)	(110,432)	(37,930)	(104,687)
3.04.09	Depreciation and amortization	(100,754)	(299,641)	(94,440)	(260,310)
3.04.10	Expense recovery	9,926	28,751	8,684	26,541
3.04.11	Other costs	(12,764)	(40,773)	(11,896)	(37,529)
3.05	RESULT OF OPERATIONS	640,848	1,695,809	413,315	1,585,752
3.06	OPERATING EXPENSES/REVENUES	(290,440)	(503,827)	(156,828)	(117,051)
3.06.01	From sales	(18,148)	(10,223)	(26,424)	(77,371)
3.06.02	General and administrative expenses/revenues	(70,481)	(208,179)	(78,530)	(233,261)
3.06.03	Financial Expenses/Revenues	9,379	(14,763)	(52,590)	274,260
3.06.03.01	Financial revenues	105,895	266,345	75,159	604,890
3.06.03.02	Financial expenses	(96,516)	(281,108)	(127,749)	(330,630)
3.06.05	Other Operating Expenses	(217,455)	(282,554)	(1,768)	(81,885)
3.06.06	Result of equity in subsidiaries and investees	6,265	11,892	2,484	1,206
3.06.06.01	Equity in subsidiaries and investees	6,286	11,734	2,483	1,055
3.06.06.02	Interests in other companies	(21)	158	1	151
3.07	OPERATING INCOME (LOSSES)	350,408	1,191,982	256,487	1,468,701
3.08	NON-OPERATING INCOME (LOSSES)	(3,662)	(38,129)	(1,303)	(46,189)
3.08.01	Revenues	6	250	446	3,652
3.08.02	Expenses	(3,668)	(38,379)	(1,749)	(49,841)
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS	346,746	1,153,853	255,184	1,422,512
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	(78,049)	(404,189)	(68,999)	(493,380)
3.11	DEFERRED INCOME TAX	14,127	68,904	4,995	9,490
3.14	MINORITY INTEREST	(13,058)	(24,200)	918	(6,123)
3.15	NET INCOME FOR THE PERIOD	269,766	794,368	192,098	932,499

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity

For the year ended on December 31, 2006 and
for the nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

	Share	Capital	Reappraisal	Legal	Income	Retained
	capital	reserves	Reserve	reserve	reserve	earnings	Total

Balance as of December 31, 2005	3,480,000	817,293	-	209,821	980,069	-	5,487,183

Adjustment from previous periods	-	-	-	-	-	(37,010)	(37,010)
Share capital increase	395,000	-	-	-	(395,000)	-	-
Reappraisal in investees	-	-	11,882	-	-	-	11,882

Net income	-	-	-	-	-	932,499	932,499
Allocation proposed at the GSM:
Dividends	-	-	-	-	-	(84,000)	(84,000)

Balance as of September 30, 2006	3,875,000	817,293	11,882	209,821	585,069	811,489	6,310,554

Adjustment from previous periods	-	-	-	-	-	(35,632)	(35,632)
Reversal of reappraisal in investees	-	-	(11,882)	-	-	-	(11,882)

Net income	-	-	-	-	-	310,181	310,181
Allocation proposed at the GSM:
Legal reserve	-	-	-	58,502	-	(58,502)	-
Interest on capital	-	-	-	-	-	(39,000)	(39,000)
Dividends	-	-	-	-	-	(157,951)	(157,951)
Investment reserve	-	-	-	-	830,585	(830,585)	-

Balance as of December 31, 2006	3,875,000	817,293	-	268,323	1,415,654	-	6,376,270

Share capital increase	585,000	-		-	(585,000)	-	-
Net income	-	-		-	-	794,368	794,368
Allocation proposed at the GSM:
Interest on capital	-	-	-	-	-	(135,000)	(135,000)

Balance as of September 30, 2007	4,460,000	817,293	-	268,323	830,654	659,368	7,035,638

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

SOURCE OF FUNDS	Parent Company		Consolidated

	2007	2006	2007	2006

From operations
Net income	794,368	932,499	794,368	932,499

Expenses (revenues) not affecting net working capital:
Depreciation and amortization	-	-	316,335	274,858
Long-term monetary variations, net	(29,986)	18,681	(5,090)	(3,546)
Equity in results of subsidiaries and investees	(1,008,522)	(1,058,980)	(14,296)	(5,038)
Deferred income tax and social contribution	(63,626)	(3,794)	(46,249)	45,200
Network charges adjustment share, net	-	-	23,359	-
Variations in Account for Compensation of Portion A, net	-	-	7,061	19,084
Contract renegotiation - Cien	-	-	(62,862)	-
Provisions under long-term liabilities	181,704	26,374	211,962	129,082
Write-off of regulatory asset - PIS/Pasep and Cofins	-	-	-	25,865
Write-off of investments	-	-	2,241	-
Write-off of property, plant, and equipment, net	-	-	41,419	11,614
Write-off of intangible and deferred assets, net	-	-	429	78
Write-off of judicial deposits and other non-current assets	518	-	32,170	3,058
Amortization of goodwill on investments	-	-	5,931	3,983
Minority interests	-	-	24,200	6,123
	(919,912)	(1,017,719)	536,610	510,361

Dividends from investees and subsidiaries	238,573	221,145	7,717	1,990

Sources from (application in) operations	113,029	135,925	1,338,695	1,444,850

From third-parties
Loans and financing	329,600	-	329,600	16,937
Subsidiaries and investees	(3,630)	496,878	-	-
Suppliers - renegotiation with Petrobras (reclas. from current liabilities)	-	-	-	150,000
Other regulatory liabilities	-	-	8,895	-
Customer contributions	-	-	24,603	35,379
Minority interests	-	-	2,850	47,497
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	29,899	14,173
Receivables from services	-	-	830	-
CRC transferred to State Government	-	-	28,405	25,458
Taxes and social contributions	-	-	1,933	8,971
Account for compensation of Portion A	-	-	23,299	20,267
Regulatory asset - PIS/Pasep and Cofins	-	-	-	6,815
Subsidiaries and investees	-	247	-	247
Other receivables	-	-	1,285	4,747
	325,970	497,125	451,599	330,491

From the reduction of net working capital	236,619	633,475	-	219,907

TOTAL SOURCES	675,618	1,266,525	1,790,294	1,995,248

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Statement of Changes in Financial Position

For the nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

(continued)

USE OF FUNDS	Parent Company			Consolidated

	2007	2006	2007	2006

On distribution of dividends	135,000	84,000	135,000	84,000

On property, plant, and equipment	-	-	354,248	406,969

On intangible assets	-	-	2,745	4,507

On long-term receivables
Customers and distributors	-	-	96,380	5,494
Receivables from services	-	-	8,709	-
Taxes and social contributions	-	-	13,837	7,856
Judicial deposits	4,210	518	37,874	16,971
Regulatory asset - PIS/Pasep and Cofins	-	-	-	9,432
Other regulatory assets	-	-	23,320	-
Subsidiaries and investees	12,677	3,683	-	-
Other receivables	-	-	-	4,232
	16,887	4,201	180,120	43,985

On investments	6,160	474,000	5,276	433,391

On deferred assets/liabilities	-	-	290	22

Transfer from long-term to current liabilities:
Loans and financing	3,698	3,799	100,772	69,479
Debentures	133,320	700,525	138,858	718,163
Investees and subsidiaries	380,553	-	-	-
Suppliers	-	-	267	79,511
Post-employment benefits	-	-	33,943	89,215
Account for compensation of Portion A	-	-	74,510	28,072
Judicial contingencies and other payables	-	-	30,602	37,934
	517,571	704,324	378,952	1,022,374

On the increase of net working capital	-	-	733,663	-

TOTAL USES	675,618	1,266,525	1,790,294	1,995,248

Statement of variations in net working capital

Current assets at the beginning of the period (*)	1,417,284	292,883	3,013,633	2,471,991
Current liabilities at the beginning of the period (*)	1,168,661	381,351	2,581,370	2,368,122
Net working capital at the beginning of the period	248,623	(88,468)	432,263	103,869

Current assets at the end of the period	443,176	261,777	2,958,878	2,301,669
Current liabilities at the end of the period	431,172	983,720	1,792,952	2,417,707
Net working capital at the end of the period	12,004	(721,943)	1,165,926	(116,038)

Increase (decrease) in net working capital	(236,619)	(633,475)	733,663	(219,907)

(*) After adjustment from previous years - to the 2006 consolidated column

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

	Parent Company		Consolidated

	2007	2006	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	794,368	932,499	794,368	932,499

Expenses (revenues) not affecting cash:
Provision (reversal) for doubtful accounts	-	-	(4,911)	64,767
Depreciation and amortization	-	-	316,335	274,858
Long-term monetary variations, net	(29,986)	18,681	(5,090)	(3,546)
Equity in the results of subsidiaries and investees	(1,008,522)	(1,058,980)	(14,296)	(5,038)
Deferred income tax and social contribution	(63,626)	(3,794)	(46,249)	45,200
Network charges adjustment share, net	-	-	23,359	-
Variations in Account for Compensation of Portion A, net	-	-	7,061	19,084
Contract renegotiation - Cien	-	-	(62,862)	-
Provisions under long-term liabilities	181,704	26,374	211,962	129,082
Write-off of regulatory asset - PIS/Pasep and Cofins	-	-	-	25,865
Write-off of investments	-	-	2,241	-
Write-off of property, plant, and equipment, net	-	-	41,419	11,614
Write-off of intangible and deferred assets, net	-	-	429	78
Write-off of judicial deposits and other non-current assets	518	-	32,170	3,058
Amortization of goodwill on investments	-	-	5,931	3,983
Minority interests	-	-	24,200	6,123
	(919,912)	(1,017,719)	531,699	575,128
Changes in current assets
Customers and distributors	-	-	546	(115,371)
Services to third-parties, net	-	-	3,601	(2,003)
Construction in progress	-	1,060	(26,418)	(5,209)
CRC transferred to State Government	-	-	25,423	23,352
Taxes and social contribution	(22,106)	14,897	47,786	28,565
Account for compensation of Portion A	-	-	43,279	40,660
Other regulatory assets	-	-	(1,675)	39,292
Collaterals and escrow deposits	(38,903)	(17,272)	(73,061)	(22,193)
Inventories	-	-	3,544	(11,543)
Other	(11)	(3,851)	(14,843)	(24,021)
	(61,020)	(5,166)	8,182	(48,471)
Changes in current liabilities
Suppliers	(106)	253	(27,957)	(575,036)
Taxes and social contribution	10,698	(61,661)	4,425	(83,658)
Payroll and labor provisions	33	14	(23,453)	(1,924)
Post-employment benefits	(6)	8	(92,507)	(95,218)
Account for compensation of Portion A	-	-	2,245	7,292
Customers charges due	-	-	(13,582)	19,846
R & D and Energy Efficiency	-	-	6,149	32,203
Other	-	(3)	(3,603)	(5,017)
	10,619	(61,389)	(148,283)	(701,512)
Changes in long-term receivables
Customers and distributors	-	-	(96,380)	(5,494)
Receivables from services	-	-	(8,709)	-
Taxes and social contribution	-	-	(13,837)	(7,856)
Regulatory asset - PIS/Pasep and Cofins	-	-	-	(9,432)
Other regulatory assets	-	-	(23,320)	-
Judicial deposits	(4,210)	(518)	(37,874)	(16,971)
Subsidiaries and investees	(12,677)	(3,683)	-	-
Other	-	-	-	(4,232)

	(16,887)	(4,201)	(180,120)	(43,985)

(next page)

Statement of Cash Flows

For the nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

(continued)

	Parent Company		Consolidated

	2007	2006	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES

Increase in long-term liabilities
Subsidiaries and investees	(3,630)	496,878	-	-
Other regulatory liabilities	-	-	8,895	-
Other non-current liabilities	-	-	2,850	47,497
	(3,630)	496,878	11,745	47,497

Total used (provided) by operating activities	(196,462)	340,902	1,017,591	761,156

CASH FLOW FROM INVESTING ACTIVITIES
Additions to other companies:
COPEL Transmission	-	(17,000)	-	-
COPEL Telecommunications	(6,160)	-	-	-
COPEL Corporate Partnerships	-	(457,000)	-	-
UEG Araucária Ltda - net effect of consolidation on June 30, 2006	-	-	-	(433,450)
Centrais Eólicas do Paraná Ltda - effect of consolidation on August 30, 2007	-	-	(219)	-
Other investments	-	-	(5,057)	59
Dividends and interest on capital receivable	415,515	258,879	8,278	4,282
Additions to property, plant, and equipment:
In generation	-	-	(7,922)	(4,260)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	-	-	(48)	(58,781)
In generation (UEG Araucária Ltda)	-	-	(491)	-
In transmission	-	-	(55,378)	(103,335)
In distribution	-	-	(261,288)	(212,472)
In telecommunications	-	-	(20,530)	(19,583)
In piped gas (Companhia Paranaense de Gás - Compagás)	-	-	(8,569)	(8,533)
In general facilities	-	-	(22)	(5)
Customer contributions	-	-	24,603	35,379
Additions to intangible assets	-	-	(2,745)	(4,507)
Additions to deferred assets	-	-	(290)	(22)

Total used (provided) by investing activities	409,355	(215,121)	(329,678)	(805,228)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	329,504	(3,855)	222,539	(57,777)
Debentures	(811,892)	(38,551)	(830,083)	(63,390)
Dividends and interest on capital payable	(208,138)	(82,160)	(216,943)	(84,491)

Total used (provided) by financing activities	(690,526)	(124,566)	(824,487)	(205,658)

INCREASE (DECREASE) IN CASH (CASH IN HAND)	(477,633)	1,215	(136,574)	(249,730)

Cash at the beginning of the period	584,702	15,583	1,504,004	1,131,766
Cash at the end of the period	107,069	16,798	1,367,430	882,036

Variation in cash	(477,633)	1,215	(136,574)	(249,730)

The accompanying notes are an integral part of these financial statements.

Statement of Added Value

For the nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

		Consolidated

	2007	2006

Revenues
Sales of power, services, and other revenues	5,876,835	5,510,314
Provision for (reversal of) doubtful accounts	4,458	(64,767)
Non-operating income (losses)	(38,129)	(46,189)
Total	5,843,164	5,399,358

( - ) Supplies acquired from third-parties
Power purchased for resale	1,041,595	1,062,286
Charges for the use of the power grid	416,035	409,146
Materials, supplies, and services from third-parties	195,315	(71,072)
Natural gas and supplies for the gas business	102,233	114,420
Emergency capacity charges and PROINFA	200	1,001
Other	299,685	107,315
Total	2,055,063	1,623,096

( = ) GROSS ADDED VALUE	3,788,101	3,776,262

( - ) Depreciation and amortization	316,335	274,858

( = ) NET ADDED VALUE	3,471,766	3,501,404

( + ) Transferred Added Value
Financial revenues	266,345	604,890
Equity in the results of subsidiaries and investees	11,892	1,206
Total	278,237	606,096

ADDED VALUE TO DISTRIBUTE	3,750,003	4,107,500

(next page)

Statement of Added Value

For the nine-month periods ended on September 30, 2007 and 2006
(In thousands of reais)

(continued)

			Consolidated

	2007	%	2006	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	301,027		298,581
Pension and healthcare plans	7,430		53,771
Meal assistance and education allowance	33,743		31,506
Social charges - FGTS	23,455		25,063
Labor indemnifications and severance pay	9,664		2,990
Transfer to construction in progress	(37,072)		(33,383)
Total	338,247	9.0	378,528	9.2

Government
ICMS (VAT)	1,117,101		1,070,001
Income tax and social contribution	335,285		483,890
Cofins tax	315,369		342,597
Social charges - INSS	79,904		81,520
Pasep tax	68,554		75,767
CPMF and IOF taxes	44,516		32,938
ISSQN	1,756		1,265
Other taxes	385,647		392,634
Total	2,348,132	62.6	2,480,612	60.4

Financing agents
Interest and penalties	236,592		297,692
Rents	8,464		12,046
Total	245,056	6.6	309,738	7.5

Shareholders
Retained earnings	794,368		932,499
Minority interest	24,200		6,123
Total	818,568	21.8	938,622	22.9

	3,750,003		4,107,500

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

As of September 30, 2007
(In thousands of reais, except where otherwise indicated)

    1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL takes part, together with private companies, in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL’s wholly-owned subsidiaries are: COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships.

The companies controlled by COPEL Corporate Partnerships are: Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Empreendimentos Ltda., and UEG Araucária Ltda.

COPEL Generation acquired a controlling interest in Centrais Eólicas do Paraná Ltda. on September 6, 2007.

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year ending on December 31, 2007, which may be extended for one additional year, pursuant to ANEEL Authorization Resolution no. 966, dated June 26, 2007 and effective as of July 2007.

    2 Presentation of the Quarterly Information

The quarterly information featured in this report is in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, set forth by the Institute of Independent Auditors of Brazil (Ibracon) and by the Federal Accounting Council (CFC), with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

The consolidated quarterly information in this report comprise the parent company, the wholly-owned subsidiaries (COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships), as well as indirectly controlled investees (Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Enterprises, UEG Araucária Ltda., and Centrais Eólicas do Paraná Ltda.).

The financial statements of Centrais Eólicas do Paraná Ltda. have been consolidated into COPEL’s statements as of this quarter.

The balance sheets and statements of income of the wholly-owned subsidiaries as of September 30, 2007 are featured in Notes 45 and 46, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The controlling companies’ investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

All subsidiaries follow the accounting practices adopted by COPEL, and the main accounting practices adopted in the preparation of this quarterly information are consistent with those adopted in the financial statements as of December 31, 2006, except for the changes introduced by ANEEL Ruling no. 3,073, dated December 28, 2006. The main changes resulting from the application of this ruling are the following:

a)	Reclassification of the expenses under Fuel Consumption Account (CCC) and Energy Development Account (CDE) from Operating Expenses to Customer Charges – Deductions from Gross Revenues;

b)	Reclassification of the expenses under Energy Efficiency (EEP) and Research & Development (R&D) programs from Operating Expenses to Customer Charges – Deductions from Gross Revenues;

c)
Establishment of the write-off of Special Obligations in connection with assets acquired with funds from financial contributions and donations allocated to investments in the concession, effective as of January 1, 2007.

For purposes of comparison, the reclassifications in the consolidated balance sheet as of September 30, 2006 are shown below:

.
From	To	Consolidated

Operating costs and expenses (a)	Deductions from gross revenues (a)	350,344
Fuel Consumption Account - CCC	Fuel Consumption Account - CCC	189,013
Energy Development Account - CDE	Energy Development Account - CDE	119,634
Research and development and	Research and development and
energy efficiency - R&D and EEP	energy efficiency - R&D and EEP	41,684
Incentives to New Alternative	Incentives to New Alternative
Energy Sources - Proinfa	Energy Sources - Proinfa	13

Operating costs and expenses	Financial expenses	36,493
Pension and healthcare plans (b)	Debt charges and monetary variations (b)	36,493

a)	ANEEL Ruling no. 3,073, dated December 28, 2006.

b)	Interest and monetary variation on the financing agreement in connection with Pension Plan III.

As supplemental information, the Statements of Cash Flows and of Added Value are included in form 16.01/ITR.

    3 Cash in Hand

	Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Cash and banks	69	63	71,693	64,506
Financial investments
Federal banks	107,000	111,430	1,292,270	1,042,224
Private banks	-	-	3,467	2,695
	107,000	111,430	1,295,737	1,044,919

	107,069	111,493	1,367,430	1,109,425

Most of the financial investments of the Company and of its subsidiaries have been made in official financial institutions, comprising mostly fixed income securities (federal bonds), which bear an average yield of 100% the Interbank Deposit Certificate rate and are redeemable at any time, without the loss of any accrued earnings.

    4 Consumers and Distributors

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		Total

				30.09.2007	30.06.2007
Consumers
Residential	91,784	68,884	8,579	169,247	163,710
Industrial	99,037	21,615	47,425	168,077	159,117
Commercial	60,497	21,757	9,441	91,695	86,468
Rural	12,020	4,910	408	17,338	16,668
Public agencies	24,055	7,526	13,980	45,561	37,464
Public lighting	13,333	284	411	14,028	15,543
Public services	11,579	749	969	13,297	32,249
Unbilled	144,130	-	-	144,130	138,488
Energy installment plan	54,877	5,655	13,931	74,463	76,465
Energy installment plan - long-term	67,148	-	-	67,148	73,581
Energy installment plan - present value
adjustments - long-term (a)	(20,785)	-	-	(20,785)	(21,841)
Low income customer rates	82,619	-	-	82,619	66,193
Penalties on overdue bills	2,441	5,965	5,309	13,715	10,857
State Government-"Luz Fraterna" Program	4,872	5,525	15,120	25,517	17,541
Installment plan for large customers	20,857	-	-	20,857	30,070
Installment plan for large customers - LT	84,393	-	-	84,393	48,861
Rental of equipment and facilities	926	93	400	1,419	1,040
Red. of rate for use of distribution system	2,155	-	-	2,155	2,380
Red. of rate for use of dist. system - LT	1,110	-	-	1,110	766
Gas supply	17,006	281	722	18,009	16,994
Other receivables	7,930	1,878	5,353	15,161	16,338
Other receivables - long-term	66	-	-	66	47
	782,050	145,122	122,048	1,049,220	988,999
Distributors
Bulk supply
Bulk supply - CCEE (Note 41)	10,738	-	105	10,843	22,745
Power auction	80,703	-	-	80,703	74,339
Bilateral agreements	46,739	-	-	46,739	81,426
Reimbursement to generators	4,702	-	-	4,702	13,045
Reimbursement to generators - long-term	24,888	-	-	24,888	19,124
Contracts with small utilities	6,573	-	-	6,573	6,412
Short-term bulk supply	-	-	126	126	126
	174,343	-	231	174,574	217,217
Charges for use of power grid
Power grid	12,640	18	2,310	14,968	15,656
Basic Network	14,725	39	189	14,953	29,372
Basic Network - long-term	-	-	-	-	11,148
Connection grid	319	-	-	319	23
	27,684	57	2,499	30,240	56,199

	984,077	145,179	124,778	1,254,034	1,262,415

Current total	827,257	145,179	124,778	1,097,214	1,130,729
Long-Term Total	156,820	-	-	156,820	131,686

a) Installment plan for overdue debits – present value adjustments

Long-term installments are discounted at present value as their principal amount already includes future interest.

    5 Provision for Doubtful Accounts

After review of overdue receivables, COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Consolidation	Additions /
	Consolidated	of Ceopar	(reversals)	Write-offs	Consolidated

	31.12.2006				30.09.2007
Consumers and distributors
Residential	15,083	-	2,105	(32)	17,156
Industrial	39,720	-	7,265	-	46,985
Commercial	6,600	-	7,603	-	14,203
Rural	-	-	162	-	162
Public agencies	37,722	-	(28,242)	-	9,480
Public lighting	117	-	(1)	-	116
Public services	7	-	90	-	97
Bulk sales to distributors	12,012	2,625	6,352		20,989
Gas supply	465	-	218	-	683

	111,726	2,625	(4,448)	(32)	109,871

    6 Dividends Receivable

	Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Dividends receivable
Investees and subsidiaries
Dominó Holdings S.A.	-	-	1,458	1,623
	-	-	1,458	1,623
Interest on capital
COPEL Generation	90,586	-	-	-
COPEL Transmission	37,154	-	-	-
COPEL Distribution	60,985	-	-	-
COPEL Corporate Partnerships	14,062	-	-	-
	202,787	-	-	-
Total dividends receivable from
investees and subsidiaries (Note 14)	202,787	-	1,458	1,623
Other interests
Eletrosul	-	22	-	22
	-	22	-	22

	202,787	22	1,458	1,645

    7 CRC Transferred to the Government of the State of Paraná

Under an agreement dated August 4, 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30, 1997 and the last one due on March 30, 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404 (original amount), to be paid in 244 installments under the Price amortization system, the first one due on January 30, 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. The remaining provisions of the original agreement remained unchanged.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The table below features the changes in the CRC transferred to the Government of the State of Paraná:

	Current	Long-Term	Consolidated
Balances	Assets	Receivables	Total

As of December 31, 2005	31,803	1,150,464	1,182,267
Interest and fees - Note 39	56,741	-	56,741
Monetary variation - Note 39	308	23,972	24,280
Transfers	25,458	(25,458)	-
Amortization	(80,401)	-	(80,401)
As of September 30, 2006	33,909	1,148,978	1,182,887
Interest and fees	18,656	-	18,656
Monetary variation	457	18,902	19,359
Transfers	8,982	(8,982)	-
Amortization	(26,799)	-	(26,799)
As of December 31, 2006	35,205	1,158,898	1,194,103
Interest and fees - Note 39	57,260	-	57,260
Monetary variation - Note 39	767	50,697	51,464
Transfers	28,405	(28,405)	-
Amortization	(83,450)	-	(83,450)
As of September 30, 2007	38,187	1,181,190	1,219,377

    8 Taxes and Social Contribution

		Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Current assets
IRPJ/CSLL paid in advance (a)	94,404	58,974	52,315	4,332
Deferred IRPJ/CSLL (b)	-	21,880	118,596	165,018
ICMS (VAT) paid in advance	-	-	17,169	19,754
Other taxes paid in advance	-	-	1,151	1,382
	94,404	80,854	189,231	190,486
Long-term receivables
IRPJ/CSLL paid in advance (a)	4,524	4,524	4,524	4,524
Deferred IRPJ/CSLL (b)	120,202	62,807	384,676	322,157
ICMS (VAT) paid in advance	-	-	40,687	36,312
ICMS preliminary injunction for judicial deposit	-	-	12,302	12,017
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	114	97
	124,726	67,331	442,303	375,107
Current liabilities
Deferred IRPJ/CSLL (b)	-	-	23,358	28,264
Income tax withheld	-	-	127,064	122,471
PIS/Pasep and Cofins due	22,068	-	68,733	61,205
Income tax withheld on interest on capital	20,250	-	56,036	-
REFIS Installments (c)	35,068	35,068	35,068	35,068
Income tax withheld	9	26	1,864	1,556
IOF tax due	1,004	2,642	1,004	2,642
INSS charges - third-party services	-	-	974	883
Other taxes	18	29	1,409	1,228
	78,417	37,765	315,510	253,317
Long-term liabilities
Deferred IRPJ/CSLL (b)	-	-	13,288	8,353
ICMS preliminary injunction for judicial deposit	-	-	12,303	12,017
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	114	97
	-	-	25,705	20,467

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

a) Income tax and social contribution paid in advance

Amounts recorded as income tax and social contribution paid in advance refer mostly to amounts withheld and collected according to estimates during the period.

b) Deferred income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit and the provision for the healthcare plan are being realized to the extent benefits are paid under each plan. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Deferred tax credits have been recorded as follows:

		Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Current assets
Pension plan deficit - plan III	-	-	5,846	6,663
Pension and healthcare plans - CVM Ruling no. 371	-	-	3,856	3,859
Tax losses	-	21,880	-	22,858
Passive CVA	-	-	74,876	48,779
Temporary additions	-	-	34,018	82,859
	-	21,880	118,596	165,018
Long-term receivables
Pension plan deficit - plan III	-	-	99,573	100,145
Pension and healthcare plans - CVM Ruling no. 371	-	-	47,285	47,428
Tax losses and negative tax basis	12,365	12,423	24,098	24,156
Temporary additions:	-	-	-	-
Provisions for contingencies (labor,
tax, and judicial)	91,158	33,548	166,840	104,538
Provision for doubtful accounts	1,839	1,839	17,482	21,132
REFIS/FINAN provision	14,840	14,997	14,840	14,997
Provision for R&D and energy efficiency	-	-	-	1,193
Provisions for regulatory liabilities	-	-	4,381	4,372
Effects of network charges	-	-	10,037	4,152
Other	-	-	140	44
	120,202	62,807	384,676	322,157
Current liabilities
Active CVA	-	-	20,488	25,317
Surplus power	-	-	732	809
Temporary exclusions	-	-	2,138	2,138
	-	-	23,358	28,264
Long-term liabilities
Active CVA	-	-	5,881	1,250
Surplus power	-	-	377	260
Temporary exclusions	-	-	7,030	6,843
	-	-	13,288	8,353

	120,202	84,687	466,626	450,558

In compliance with CVM Ruling no. 371, dated June 27, 2002, the Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

	Parent Company			Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount

2007	6,319	5,837	12,439	27,078	66,657	37,192
2008	-	-	-	-	-	62,790
2009	-	-	-	-	-	44,900
2010	-	-	-	-	-	13,206
2011	-	-	-	-	-	14,219
2012	-	-	-	-	-	14,330
After 2012	-	-	107,763	-	-	279,989

	6,319	5,837	120,202	27,078	66,657	466,626

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2007, in April 2008.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

The Brazilian Internal Revenue Service (SRF) included in the Company’s REFIS account, without COPEL’s agreement, income tax and social contribution claims in the amount of R$ 11,100, retroactively to the date of consolidation, March 1, 2000, thus raising total debt to R$ 93,640.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

Meanwhile, COPEL filed a lawsuit disputing the SRF's claims, which, in the Company's understanding, where wrongly included in REFIS I. The SRF recognized the rights of COPEL, which won the lawsuit. Thus, the new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid. The INSS, however, reincluded in the PAEX account the amounts of interest which had been fully settled under REFIS I, in the amount of R$ 35,000. Nevertheless, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Thus, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

    9 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as taken into account at the time of the annual rate reviews and as actually disbursed by companies during the year: Itaipu Binacional capacity rate; Itaipu Binacional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; System Service Charges (ESS); Energy Development Account (CDE) quota; costs for purchase of power; and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

Under ANEEL Resolution no. 479/2007, COPEL Distribution was granted an average increase of -1.22% on its rates for sales to final customers, effective June 24, 2007. Out of this total, 2.24% correspond to the rate review index, and -3.46% to financial adjustments outside the range of the rate review. CVA is part of the latter group, amounting to R$ 146,393, and is made up of two installments: CVA for rate year 2006-2007, in the amount of R$ 92,985 and CVA balance from the previous year to be offset, in the amount of R$ 53,408.

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Recoverable Portion A variations, 2007 rate review
Fuel Consumption Account - CCC	2,803	3,737	-	-
Power purchased for resale (Itaipu)	33,434	44,579	-	-
Charges for system services - ESS	10,622	14,163	-	-
Energy Development Account - CDE	9,188	12,250	-	-
Incentives to Alternative Energy Sources - Proinfa	6,840	9,120	-	-
Transport of purchased power (Itaipu)	317	423	-	-
	63,204	84,272	-	-
Recoverable Portion A variations, 2008 rate review
Charges for use of trans.sys. (Basic Network)	-	-	-	240
Power purchased for resale (Itaipu)	5,598	-	16,794	4,997
Charges for system services - ESS	158	-	475	-
Energy Development Account - CDE	900	-	2,699	1,732
Incentives to Alternative Energy Sources - Proinfa	189	-	567	-
Transport of purchased power (Itaipu)	19	-	57	-
	6,864	-	20,592	6,969

	70,068	84,272	20,592	6,969

		Current		Long-term
Consolidated		liabilities		liabilities

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Portion A variations subject to offsetting, 2007 rate review
Fuel Consumption Account - CCC	51,219	68,292	-	-
Charges for use of trans. syst. (Basic Network)	47,705	63,607	-	-
Power purchased for resale (CVA Energy)	81,233	108,311	-	-
Transport of purchased power (Itaipu)	1,502	2,003	-	-
	181,659	242,213	-	-
Portion A variations subject to offsetting, 2008 rate review
Fuel Consumption Account - CCC	1,005	-	3,016	7,972
Charges for use of trans. syst. (Basic Network)	561	-	1,681	-
Charges for system services - ESS	996	-	2,987	1,343
Power purchased for resale (CVA Energy)	3,032	-	9,096	1,411
	5,594	-	16,780	10,726

	187,253	242,213	16,780	10,726

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2006					30.09.2007
Assets
Fuel Consumption Account - CCC	17,481	3,737	(19,744)	1,329	-	2,803
Charges for use of trans. syst. (Basic Network)	10,699	-	(11,009)	310	-	-
Power purchased for resale (Itaipu)	28,428	54,153	(30,886)	4,131	-	55,826
Charges for system services - ESS	10,441	7,499	(7,567)	882	-	11,255
Energy Development Account - CDE	15,947	10,973	(15,394)	1,261	-	12,787
Incentives to Alternative Sources - Proinfa	9,069	6,413	(8,750)	864	-	7,596
Power purchased for resale (CVA Energy)	8,061	-	(8,061)	-	-	-
Transport of purchased power (Itaipu)	2,195	498	(2,451)	151	-	393
	102,321	83,273	(103,862)	8,928	-	90,660
Current	90,048	53,166	(103,862)	7,417	23,299	70,068
Non-current	12,273	30,107	-	1,511	(23,299)	20,592
.
Liabilities
Fuel Consumption Account - CCC	18,394	51,372	(18,059)	3,533	-	55,240
Charges for use of trans. syst. (Basic Network)	9,154	50,219	(16,290)	6,864	-	49,947
Charges for system services - ESS	-	3,892	-	91	-	3,983
Power purchased for resale (CVA Energy)	134,199	40,942	(90,688)	8,908	-	93,361
Transport of purchased power (Itaipu)	804	1,141	(530)	87	-	1,502
	162,551	147,566	(125,567)	19,483	-	204,033
Current	110,498	110,398	(125,567)	17,414	74,510	187,253
Non-current	52,053	37,168	-	2,069	(74,510)	16,780

    10 Other Regulatory Assets and Liabilities

ANEEL Approval Resolution no. 496, dated June 26, 2007, established the annual allowed revenues for power transmission utilities in return for the use of transmission facilities which are part of the Basic Network and of other transmission facilities, effective as of July 1, 2007.

However, the concession agreements signed by the transmission utilities listed on Resolution no. 166/2000 contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005, pursuant to the concession agreements. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities in connection with the period from 2005 to 2007, shall be offset over 24 months as of July 2007.

Pursuant to Resolution no. 496, there are different calculations applicable to the “connection point review adjustments” and to the “basic network review adjustments”, since only the local distribution utility is liable for basic network charges at exclusive connection points.

Thus, ANEEL calculated the “connection point review adjustment” share for all distribution utilities, which resulted in balance, as of September, of R$ 19,508 due by COPEL Distribution to COPEL Transmission. As far as the “basic network review adjustments", the application of COPEL Distribution's participation percentage to the total adjustment share resulted in the amount of R$ 8,895 to be collected from the remaining transmission utilities which underwent the rate review process.

These amounts will be taken into account in COPEL Distribution’s future rate reviews, and their effects have been recorded in the balance sheet, with no impact on the Company’s statement of income. The amounts, net of offsets with COPEL Transmission, totaled, as of September 30, 2007, a regulatory asset of R$ 28,403 and a regulatory liability of R$ 8,895, as shown below:

			Assets			Liabilities

		Non			Non
	Current	current	Total	Current	current	Total

Connection point review adjustments	-	19,508	19,508	11,147	8,361	19,508
Basic network review adjustments	5,083	3,812	8,895	-	8,895	8,895
	5,083	23,320	28,403	11,147	17,256	28,403
Offsetting with COPEL Transmission	-			(11,147)	(8,361)	(19,508)

	5,083	23,320	28,403	-	8,895	8,895

    11 Guarantees and Escrow Deposits

		Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Current assets
Escrow deposits	38,903	37,668	141,626	113,104
	38,903	37,668	141,626	113,104
Long-term receivables
Collateral under STN agreement (Note 18.b)	-	-	20,645	21,625
	-	-	20,645	21,625

The Company made a deposit at Banco do Brasil, as guarantor of the purchase of natural gas from Compagas by UEG Araucária, in the amount of R$ 38,837 as of September 30, 2007, with scheduled withdrawal by October 2007. It also pledged a collateral to ANEEL in connection with the construction of the Mauá Power Plant in the amount of R$ 47,183, as of September 30, 2007.

There is a sum of R$ 11,995 invested in Unibanco S.A., yielding 100% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

    12 Other Receivables

		Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Current assets
Advance payments to employees	-	-	16,974	17,919
Lease of Araucária Thermal Power Plant	-	-	13,396	-
Advance payments	-	-	8,665	4,696
Advance payments to suppliers	-	-	5,632	4,486
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Recoverable salaries of transferred employees	-	-	3,767	3,826
Decommissioning in progress	-	-	2,222	1,871
Advance payments for judicial deposits	-	-	1,682	1,719
RGR - discrepancies	-	-	1,633	2,655
Disposal of property and rights	-	-	861	893
Fuel purchases on account of CCC	-	-	250	1,551
Provision for doubtful accounts	(4,348)	(4,348)	(9,442)	(9,440)
Other receivables	13	2	3,387	3,369
	13	2	53,375	37,893
Long-term receivables
Compulsory loans	-	-	4,114	4,037
Advance payments	-	-	3,290	3,348
Property and rights assigned for disposal	-	-	2,813	2,813
	-	-	10,217	10,198

The provision for doubtful accounts under Parent Company refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and, under Consolidated, in addition to Parent Company amounts, refers to an unrealizable amount mostly comprising wages of loaned employees.

    13 Judicial Deposits

The balances of judicial deposits under long-term receivables are shown below:

	.
		Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Labor	-	-	63,209	63,180
Civil:
Easements	-	-	9,745	9,667
Civil claims	-	-	15,195	15,085
Customer claims	-	-	2,470	2,264
	-	-	27,410	27,016
Tax:
National Social Security Institute - INSS	25,660	34,673	25,660	34,673
	25,660	34,673	25,660	34,673

Other judicial deposits	9,019	-	10,678	1,647

	34,679	34,673	126,957	126,516

Judicial deposits, stated at nominal value, comprise funds deposited by COPEL to secure the execution of rulings in labor and civil lawsuits. Once there is a ruling in a lawsuit, execution proceedings take place. After being summoned to pay the amounts ruled by the court, COPEL makes a judicial deposit and may then dispute their calculation. After a ruling on the miscalculation claims, the court authorizes the plaintiff to withdraw from said deposit the amounts he or she is entitled to and authorizes COPEL to withdraw any remaining amounts the Company is entitled to on account of miscalculation, as the case may be.

    14 Receivables from Related Parties

The Company has the following receivables from investees and subsidiaries, stated at net value:

		Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Subsidiaries:
COPEL Generation
Interest on capital receivable (Note 6)	90,586	-	-	-
	90,586	-	-	-
COPEL Transmission
Interest on capital receivable (Note 6)	37,154	-	-	-
Transferred financing (a)	17,905	18,467	-	-
	55,059	18,467	-	-
COPEL Distribution
Interest on capital receivable (Note 6)	60,985	-	-	-
Transferred financing (a)	67,881	69,932	-	-
Loan agreement (b)	699,168	681,499	-	-
	828,034	751,431	-	-
COPEL Corporate Partnerships
Interest on capital receivable (Note 6)	14,062	-	-	-
	14,062	-	-	-

	987,741	769,898	-	-
Investees:
Dividends receivable (Note 6)
Dominó Holdings S.A.	-	-	1,458	1,623
.	-	-	1,458	1,623

	-	-	1,458	1,623

.	987,741	769,898	1,458	1,623

Dividends receivable (Note 6)	202,787	-	1,458	1,623
Long-term receivables	784,954	769,898	-	-

a) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

In the quarterly financial statements, the balances of these loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries, in the amount of R$ 85,786 (R$ 88,399 as of June 30, 2007) (Note 18).

b) Loan Agreement

On February 27, 2007, ANEEL approved the loan agreement to be signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds will be used in the expenditure program for the concession and to the payment of debentures transferred to COPEL Distribution and due on March 1, 2007.

    15 Investments

		Parent Company		Consolidated

	30.09.2007	30.06.2007	30.09.2007	30.06.2007
Interests in investees (a)	-	-	215,860	214,607

Interests in investees - goodwill (b)
Sercomtel S.A. - Telecomunicações	-	-	2,625	3,682
Sercomtel Celular S.A.	-	-	368	513
	-	-	2,993	4,195
Interests in subsidiaries
COPEL Generation	2,790,085	2,713,444	-	-
COPEL Transmission	1,150,944	1,139,381	-	-
COPEL Distribution	2,038,101	1,948,285	-	-
COPEL Telecommunications	195,820	194,071	-	-
COPEL Corporate Partnerships	1,228,120	1,204,573	-	-
	7,403,070	7,199,754	-	-
Interests in subsidiaries - goodwill and discounts
Elejor - Centrais Elét. do Rio Jordão S.A. (c)	-	-	21,495	21,683
COPEL Enterprises (d)	-	-	52,195	52,781
(-) Centrais Eólicas do Paraná Ltda. (e)	-	-	(592)	-
	-	-	73,098	74,464
Other investments
Amazon Investment Fund (FINAM)	32,609	32,609	32,609	32,609
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Income-yielding assets	-	-	4,966	286
Real estate for future service use	-	-	4,588	4,588
Other investments	2,322	2,322	3,823	3,823
	4,662	4,662	15,717	11,037

	7,407,732	7,204,416	307,668	304,303

a) Interests in subsidiaries

	Shareholders' Equity of investee		COPEL's		Consolidated
			stake		Investment

Interests in investees	30.09.2007	30.06.2007	(%)	30.09.2007	30.06.2007
Dominó Holdings S.A. (f)	648,524	635,467	15.00	97,279	95,320
Sercomtel S.A. - Telecomunicações	186,862	186,335	45.00	84,088	83,851
Foz do Chopim Energética Ltda. (1)	47,929	47,855	35.77	17,144	17,118
Sercomtel Celular S.A.	23,674	24,515	45.00	10,653	11,032
Dona Francisca Energética S.A.	21,454	17,240	23.03	4,942	3,971
Centrais Eólicas do Paraná Ltda. (1)	-	3,768	30.00	-	1,130
Copel Amec S/C Ltda. (1)	289	1,011	48.00	139	485
Carbocampel S.A. (1)	441	452	49.00	216	221
Advance payments for capital increase				198	198
Escoelectric Ltda. (1)	(3,520)	(3,617)	40.00	-	-
Advance payments for capital increase				1,025	1,105
Braspower International Engineering S/C Ltda. (1)	(407)	(50)	49.00	-	-
Advance payments for capital increase				176	176

				215,860	214,607

(1) Unaudited by independent auditors

b) Interests in subsidiaries - goodwill

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 2,625 and R$ 368, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 3,606 (R$ 3,171 + R$ 435) in the halves of 2007 and 2006. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

c) Elejor – Centrais Elétricas do Rio Jordão S.A.

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 21,495 as of September 30, 2007. The linear amortization of goodwill was economically determined by the remaining time of the concession, which expires on October 2036 and whose effect on the statement of income as of September 30, 2007 is R$ 566 (R$ 377 as of September 30, 2006).

d) COPEL Enterprises

On May 31, 2006, COPEL Corporate Partnerships acquired El Paso Empreendimentos e Participações Ltda., which held a 60% interest in UEG Araucária Ltda., and changed its name to COPEL Enterprises (COPEL Empreendimentos Ltda.), resulting in net final goodwill of R$ 53,954 (R$ 52,195 as of September 30, 2007), whose amortization was determined by the remaining time of the concession, which expires in December 2029. In the first half, the linear goodwill amortization expense was R$ 1,759.

e) Centrais Eólicas do Paraná Ltda.

The Company, through COPEL Corporate Partnerships, held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592.

f) Dominó Holdings

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of Companhia de Saneamento do Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

g) COPEL’s participation in the share capital of subsidiaries and investees

	Percentage of Share Capital Held

	Common	Preferred	Total	Paid-in Share Capital

Interests in investees				30.09.2007	30.06.2007
Dominó Holdings S.A.	15.00	0.00	15.00	251,929	251,929
Sercomtel S.A. - Telecomunicações	45.00	45.00	45.00	246,896	246,896
Foz do Chopim Energética Ltda. (1)	-	-	35.77	23,000	23,000
Sercomtel Celular S.A.	45.00	45.00	45.00	36,540	36,540
Dona Francisca Energética S.A.	23.03	0.00	23.03	66,600	66,600
Copel Amec S/C Ltda. (1)	-	-	48.00	828	828
Carbocampel S.A. (1)	49.00	0.00	49.00	260	260
Escoelectric Ltda. (1)	-	-	40.00	8,050	8,050
Braspower International Engineering
S/C Ltda. (1)	-	-	49.00	1,650	1,650

Interests in subsidiaries
Companhia Paranaense de Gás - Compagas	51.00	51.00	51.00	60,050	60,050
Elejor - Centrais Elétricas do Rio Jordão S.A	70.00	0.00	35.12	113,800	113,800
Copel Empreendimentos Ltda. (1)	-	-	100.00	397,983	397,983
UEG Araucária Ltda.	-	-	80.00	700,000	700,000
Centrais Eólicas do Paraná Ltda. (1)	-	-	100.00	3,061	3,061

(1) Unaudited by independent auditors

    16 Property, Plant, and Equipment

		Accumulated		Consolidated
	Cost	depreciation		Net value

			30.09.2007	30.06.2007
In service (a)
COPEL Generation	4,324,762	(1,664,614)	2,660,148	2,683,337
COPEL Transmission	1,575,077	(509,777)	1,065,300	1,052,233
COPEL Distribution	3,618,112	(1,808,849)	1,809,263	1,771,761
COPEL Telecommunications	318,932	(173,494)	145,438	148,170
COPEL Corporate Partnerships	346	(232)	114	100
Companhia Paranaense de Gás - Compagas	142,956	(31,884)	111,072	112,127
Elejor - Centrais Elétricas do Rio Jordão S.A.	605,144	(26,251)	578,893	582,963
UEG Araucária Ltda.	633,826	(68,444)	565,382	572,804
Centrais Eólicas do Paraná Ltda.	4,129	(2,163)	1,966	-
	11,223,284	(4,285,708)	6,937,576	6,923,495
Construction in progress
COPEL Generation	104,256	-	104,256	105,851
COPEL Transmission	157,359	-	157,359	164,718
COPEL Distribution	277,533	-	277,533	262,923
COPEL Telecommunications	37,688	-	37,688	32,171
Companhia Paranaense de Gás - Compagas	16,652	-	16,652	12,144
Elejor - Centrais Elétricas do Rio Jordão S.A.	8,292	-	8,292	8,292
	601,780	-	601,780	586,099
	11,825,064	(4,285,708)	7,539,356	7,509,594
Special liabilities (b)
COPEL Transmission	-	-	(7,805)	(7,805)
COPEL Distribution	-	-	(825,410)	(816,900)
			(833,215)	(824,705)

			6,706,141	6,684,889

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Property, plant, and equipment in service

		Accumulated		Consolidated
	Cost	depreciation		Net value

			30.09.2007	30.06.2007
Property, plant, and equipment in service
Machinery and equipment	7,314,079	(2,902,524)	4,411,555	4,384,806
Reservoirs, dams, and headrace channels	2,865,021	(990,346)	1,874,675	1,889,446
Facilities, construction work, and betterments	690,961	(295,768)	395,193	399,720
Land	118,200	-	118,200	118,201
Gas pipelines	113,002	(21,842)	91,160	91,982
Vehicles	102,506	(63,715)	38,791	31,308
Furniture and implements	19,515	(11,513)	8,002	8,032

	11,223,284	(4,285,708)	6,937,576	6,923,495

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits linked to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. They are restated according to the same criteria and indicators used to restate the assets under the property, plant, and equipment of the corresponding agents. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the Periodic Rate Review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both oustanding balances and new additions to special liabilities will be amortized as of the date of the Company’s next periodic rate review (June 2008). The amortization will be calculated with the use of the same average depreciation rates applicable to the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2005	5,907,082	806,145	(765,123)	5,948,104
Consolidation of UEG Araucária's p.,p.,&e	479,869	-	-	479,869
Expenditure program	-	406,969	-	406,969
Transfer to p.,p.,&e. in service	290,928	(290,928)	-	-
Depreciation quotas	(265,162)	-	-	(265,162)
Write-offs	(11,614)	-	-	(11,614)
Customer contributions	-	-	(35,378)	(35,378)
Transfer from intangible assets	1,791	876	-	2,667
Supplemental provision for contingencies	-	7,115	-	7,115
As of September 30, 2006	6,402,894	930,177	(800,501)	6,532,570
Consolidation of UEG Araucária's p.,p.,&e	123,110	-	-	123,110
Expenditure program	-	160,810	-	160,810
Transfer to p.,p.,&e. in service	432,379	(432,379)	-	-
Depreciation quotas	(91,681)	-	-	(91,681)
Write-offs	(3,171)	-	-	(3,171)
Customer contributions	-	-	(8,111)	(8,111)
Transfer from intangible assets	(1,644)	3,951	-	2,307
Supplemental provision for contingencies	-	(4,148)	-	(4,148)
As of December 31, 2006	6,861,887	658,411	(808,612)	6,711,686
Consolidation of Ceopar's p.,p.,&e	1,983	-	-	1,983
Expenditure program	-	354,248	-	354,248
Transfer to p.,p.,&e. in service	383,405	(383,405)	-	-
Depreciation quotas	(298,099)	-	-	(298,099)
Write-offs	(11,536)	(29,883)	-	(41,419)
Customer contributions	-	-	(24,603)	(24,603)
Transfer from intangible assets	(64)	1,606	-	1,542
Supplemental provision for contingencies	-	803	-	803
As of September 30, 2007	6,937,576	601,780	(833,215)	6,706,141

    17 Intangible assets

	Rights of use of software	Accumulated	Easements			Consolidated Net value
		amortization (1)		Other

					30.09.2007	30.06.2007
In service
COPEL Generation	1,481	(783)	19	17	734	789
COPEL Transmission	7,890	(7,633)	22,981	17	23,255	23,014
COPEL Distribution	29,181	(22,274)	2,690	111	9,708	9,779
COPEL Telecommunications	3,618	(2,238)			1,380	1,510
COPEL Corporate Partnerships	-	-	-	1	1	1
Compagas	612	(367)	-	19	264	284
Elejor	-	-	101	-	101	101
UEG Araucária	68	(62)	-	-	6	5
	42,850	(33,357)	25,791	165	35,449	35,483
In progress
COPEL Transmission	-	-	2,364	-	2,364	2,075
COPEL Distribution	830	-	187	-	1,017	912
COPEL Telecommunications	-	-	-	-	-	28
Elejor	-	-	27	-	27	27
	830	-	2,578	-	3,408	3,042

					38,857	38,525

(1) Annual amortization rate: 20%

a) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2005	32,299	10,888	43,187
Consolidation of UEG Araucária's intangible assets	15	-	15
Expenditure program	-	4,507	4,507
Capitalizations	643	(643)	-
Amortization quotas	(2,507)	-	(2,507)
Write-offs	(78)	-	(78)
Transfers to p.,p.,& e. in service	(2.667)	-	(2,667)
As of September 30, 2006	27,705	14,752	42,457
Expenditure program	-	1,240	1,240
Capitalizations	2,397	(2,397)	-
Amortization quotas	(561)	-	(561)
Write-offs	(48)	-	(48)
Transfers to p.,p.,& e. in service	2,521	(4,826)	(2,305)
As of December 31, 2006	32,014	8,769	40,783
Expenditure program	-	2,745	2,745
Capitalizations	6,500	(6,500)	-
Amortization quotas	(2,700)	-	(2,700)
Write-offs	(429)	-	(429)
Transfers to p.,p.,& e. in service	64	(1,606)	(1,542)
As of September 30, 2007	35,449	3,408	38,857

    18 Loans and Financing

The breakdown of the Company’s loans and financing balances is featured below:

		Current	Long-term		Parent Company
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	30.09.2007	30.06.2007
Foreign currency
National Treasury (b)	6,687	2,636	76,463	85,786	88,399
	.
National currency (reais )
Banco do Brasil S.A. (c)	-	3,522	329,600	333,122	271,270

	6,687	6,158	406,063	418,908	359,669

The consolidated balance of loans and financing comprises:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	30.09.2007	30.06.2007
Foreign currency
IDB (a)	18,059	553	44,985	63,597	74,553
National Treasury (b)	6,687	2,636	76,463	85,786	88,399
Banco do Brasil S.A. (c)	3,964	39	3,963	7,966	9,892
Eletrobrás (d)	5	1	37	43	45
	28,715	3,229	125,448	157,392	172,889
National currency (reais )
Eletrobrás (d)	40,250	1,667	264,327	306,244	315,365
Eletrobrás - Elejor (e)	-	-	88,896	88,896	122,858
BNDES - Compagas (f)	6,342	-	20,658	27,000	28,694
Banco do Brasil S.A. (c)	134	3,526	330,453	334,113	272,268
	46,726	5,193	704,334	756,253	739,185

	75,441	8,422	829,782	913,645	912,074

Maturity of long-term installments:

	Foreign	National
	currency	currency		Consolidated

			30.09.2007	30.06.2007
2008	4,668	16,726	21,394	46,864
2009	26,596	51,623	78,219	83,942
2010	23,221	50,554	73,775	78,315
2011	14,224	50,554	64,778	69,171
2012	3,848	44,258	48,106	52,423
2013	2,469	44,212	46,681	51,092
2014	1,236	373,696	374,932	309,789
2015	-	44,059	44,059	48,554
2016	-	25,575	25,575	25,074
2017	-	1,342	1,342	1,408
2018	-	918	918	983
2019	-	57	57	114
After 2019	49,186	760	49,946	51,565

	125,448	704,334	829,782	819,294

Changes in loans and financing:

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31, 2005	40,470	223,338	58,783	444,402	766,993
Funds raised	-	-	-	16,937	16,937
Charges	9,360	-	21,730	8,825	39,915
Monetary and exchange variation	(1,763)	(14,558)	123	6,470	(9,728)
Transfers	29,197	(29,197)	40,282	(40,282)	-
Amortizations	(39,934)	-	(64,230)	-	(104,164)
As of September 30, 2006	37,330	179,583	56,688	436,352	709,953
Charges	2,903	-	7,009	(8,825)	1,087
Monetary and exchange variation	(606)	(2,586)	39	15,303	12,150
Transfers	3,900	(3,900)	11,621	(11,621)	-
Amortizations	(7,471)	-	(21,261)	-	(28,732)
As of December 31, 2006	36,056	173,097	54,096	431,209	694,458
Funds raised	-	-	-	329,600	329,600
Charges	7,507	-	45,218	11,233	63,958
Monetary and exchange variation	(3,960)	(20,763)	174	6,178	(18,371)
Transfers	26,886	(26,886)	73,886	(73,886)	-
Amortizations	(34,545)	-	(121,455)	-	(156,000)
As of September 30, 2007	31,944	125,448	51,919	704,334	913,645

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on January 15, 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the third quarter of 2007 was 4.16% p.a.. The agreement provides for termination in the following cases:

1)	Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2)	Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3)	Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4)
Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

5)	Ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

The Company has fully met the contractual conditions.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				30.09.2007	30.06.2007
Par Bond	30	15.04.2024	30	29,823	30,769
Capitalization Bond	20	15.04.2014	10	17,910	18,390
Debt Conversion Bond	18	15.04.2012	10	14,210	14,653
Discount Bond	30	15.04.2024	30	20,822	21,472
New Money Bonds	15	15.04.2009	7	1,500	1,546
Flirb	15	15.04.2009	9	1,521	1,569

				85,786	88,399

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 8,518 and R$ 12,127 (R$ 8,923 and R$ 12,702 as of June 30, 2007), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 11).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1)
Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2)
Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.; and

3)
Commercial credit agreement no. 330,600,129, in the amount of R$ 29,000, signed on January 31, 2007, with balloon maturity on January 31, 2014, yielding interest corresponding to 106.5% of the average CDI rate, due semi-annually in July and January. Industrial credit agreement no. 330,600,132, in the amount of R$ 231,000, signed on February 28, 2007, with balloon maturity on February 28, 2014, yielding interest corresponding to 106.2% of the average CDI rate, due semi-annually in August and February. Industrial credit agreements yielding interest corresponding to 106.5% of the average CDI rate: no. 330,600,151, in the amount of R$ 18,000, signed on July 31, 2007, with balloon maturity on July 31, 2014, due semi-annually in January and July; no. 330,600,156, in the amount of R$ 14,348, signed on August 28, 2007, with balloon maturity on August 28, 2014, due semi-annually in February and August; and no. 330,600,157, in the amount of R$ 37,252, signed on August 31, 2007, with balloon maturity on August 31, 2014, due semi-annually in February and August. As a guarantee, Banco do Brasil was authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It was also irrevocably authorized, regardless of prior notice, to offset, pursuant to article 368 of the Brazilian Civil Code, the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. COPEL received, for application in the “Luz para Todos” Program, a first installment in the amount of R$ 12,744 in connection with contract ECFS-142/2006, signed on May 11, 2006, in the total amount of R$ 42,480. These funds come from the RGR and are repayable, after a 24-month grace period, in 120 monthly installments, with final maturity on September 30, 2020.

This debt is secured by COPEL’s revenues.

e) Eletrobrás - Elejor

This balance refers to 59,900 paid in preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, which shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place on August 31, 2006 as the final generating unit went online. Thus, the first payment will be made in September 2008, restated according to the IGP-M/FGV index, “pro rata tempore”, between the date the shares were paid in and the actual payment date, plus prorated interest of 12% p.a..

In August 2007, nine installments of 1,871,875 shares were bought back in advance by Elejor, for R$ 20,385, and financial charges of R$ 18,725 were paid, for a total of R$ 39,110.

For purposes of presentation of the quarterly information, the value of these shares, including financial charges, is classified as loans and financing.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

    19 Debentures

The consolidated balance of debentures is broken down below:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	30.09.2007	30.06.2007
Parent Company (a)	133,320	10,512	733,360	877,192	906,479
Elejor (b)	-	3,298	269,150	272,448	272,281

	133,320	13,810	1,002,510	1,149,640	1,178,760

Maturity of long-term installments:

		Consolidated

	30.09.2007	30.06.2007
2009	156,134	155,838
2010	42,098	41,550
2011	646,009	645,410
2012	46,009	45,410
2013	46,009	45,410
2014	42,972	42,413
2015	20,152	19,890
2016	3,127	3,088

	1,002,510	999,009

Changes in debentures are shown below:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2005	115,703	1,226,525	1,342,228
Charges	122,279	-	122,279
Monetary variation	6,189	17,884	24,073
Transfers	718,163	(718,163)	-
Amortization	(191,858)	-	(191,858)
As of September 30, 2006	770,476	526,246	1,296,722
Funds raised	-	600,000	600,000
Charges	68,095	-	68,095
Monetary variation	7,247	4,908	12,155
Transfers	1,924	(1,924)	-
Amortization	(9,387)	-	(9,387)
As of December 31, 2006	838,355	1,129,230	1,967,585
Charges	106,615		106,615
Monetary variation	3,785	12,138	15,923
Transfers	138,858	(138,858)	-
Amortization	(940,483)	-	(940,483)
As of September 30, 2007	147,130	1,002,510	1,149,640

a) Parent Company Debentures

1) 4th Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period will be due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, on the due date of February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, on the due date of March 1, 2007.

2) 3rd Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for February 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation’s bank account in Banco do Brasil S.A., in which all resources earned by COPEL Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

These funds were raised to be employed in the following:

1)	Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2)	Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3)	Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4)	Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5)	Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6)	Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value will be restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the fist series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment in due on May 15, 2007, and the last one, on February 15, 2016.

The agreement contains the following guarantees:

1)	Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2)
Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3)
Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

    20 Suppliers

			Consolidated

		30.09.2007	30.06.2007
Charges for the use of the power grid
Use of the Basic Network		49,604	47,218
Transport of power		3,037	3,085
Use of connections		237	213
		52,878	50,516
Power suppliers
Eletrobrás (Itaipu)		77,049	81,353
Cia. de Interconexão Energética - Cien		14,321	14,321
Furnas Centrais Elétricas S.A.		3,036	29,088
Companhia Hidro Elétrica do São Francisco - Chesf		28,515	27,064
Companhia Energética de São Paulo - Cesp		10,873	9,040
Utilities - CCEE (Note 41)		771	15,054
Itiquira Energética S.A.		8,270	8,071
Dona Francisca Energética S.A.		4,178	4,178
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.		7,782	7,370
Administracion Nac. de Eletr. - Ande (Paraguai)		635	1,695
Other suppliers		56,252	27,079
		211,682	224,313
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		23,652	35,098
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (a)		185,492	180,448
Other suppliers		76,317	81,592
Other suppliers - long-term		-	1,157
		285,461	298,295

		550,021	573,124

	Current	364,529	391,519
	Long-term	185,492	181,605

a) Petróleo Brasileiro S.A. - Petrobras

On March 7, 2006, by means of a report of material fact issued to the market, COPEL made public an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. The basic terms of this settlement had been made public by means of a report of material fact on February 24, 2006. Under the Out-of-Court Agreement, COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, assignee of Compagas’ credits from COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

The accounting impacts to income as of September 30, 2006 resulting from this negotiation were the following:

30.09.2006

Cost - raw materials and supplies for power generation (reversal)	298,115
Financial revenue - discounts obtained	283,198
Financial expense - contractual penalty (reversal)	72,731
Tax effect	(232,706)

Net effect on income	421,338

    21 Accrued Payroll Costs

		Consolidated

	30.09.2007	30.06.2007
Payroll
Taxes and social contribution	14,277	16,218
Payroll, net	151	238
Assignments to third-parties	3	2
	14,431	16,458
Labor provisions
Paid vacation and annual bonus	64,983	55,979
Social charges on paid vacation and annual bonus	23,403	19,728
Provisions for voluntary quits	7,948	6,931
	96,334	82,638

	110,765	99,096

COPEL has a voluntary quit program in effect until April 30, 2008, for employees who are already entitled to retirement benefits from Social Security (INSS) or who will become eligible by February 29, 2008. The final deadline for application for voluntary quit, at COPEL’s discretion, is April 15, 2008. Termination will be classified as “employee request”, thus no contractual penalties will be owed by COPEL.

    22 Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan. On the date of retirement, the defined contribution plan becomes a monthly income for life.

The cost and contribution shares borne by the plans’ sponsors are recorded and paid according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II as of July 2007 was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since the obligations contained therein expired.

The consolidated and recognized amounts in the Balance Sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			30.09.2007	30.06.2007
Pension plan - Plans I and II (DB)	185,504	344,698	530,202	539,689
Pension plan - Compagas (DB)	1,193	-	1,193	1,193
Pension plan - Plan III (DC)	5,269	-	5,269	2,156

	191,966	344,698	536,664	543,038

		Current	75,071	93,328
		Long-term	461,593	449,710

    23 Customer Charges Due

		Consolidated

	30.09.2007	30.06.2007
Fuel Consumption Account - CCC	18,144	15,667
Energy Development Account - CDE	14,678	14,678
Global Reversal Reserve - RGR	5,301	5,403

	38,123	35,748

    24 Research and Development and Energy Efficiency

		Consolidated

	30.09.2007	30.06.2007
Research and Development - R&D	102,129	103,515
Energy Efficiency Program - EEP	78,336	72,486

	180,465	176,001

The balances of COPEL’s provisions for R&D and EEP are broken down below:

	Consolidated	Provision	SELIC rate	Write-offs	Consolidated

	31.12.2006				30.09.2007
Research and Development - R&D
FNDCT	22,058	12,240	-	(13,253)	21,045
MME	29,581	6,122	3	(25,229)	10,477
R&D	59,881	12,240	4,576	(6,090)	70,607
	111,520	30,602	4,579	(44,572)	102,129

Energy Efficiency Program - EEP	62,796	11,610	3,930	-	78,336

	174,316	42,212	8,509	(44,572)	180,465

    25 Other Accounts Payable

		Consolidated

	30.09.2007	30.06.2007
Current liabilities
Concession charge - ANEEL grant	26,814	30,044
Network charges adjustment share	25,388	26,064
Compensation for use of water resources	10,051	19,610
Collected public lighting charge	17,779	17,261
Insurance companies - premiums due	2,931	13
Reparations to the Apucaraninha Indian community	2,240	2,240
Pledged collateral	1,530	1,583
ANEEL Inspection Fee	1,380	1,380
Customers - other	1,089	1,056
Other liabilities	5,563	3,691
	94,765	102,942
Long-term liabilities
Network charges adjustment share	17,519	23,359
Reparations to the Apucaraninha Indian community	8,960	8,960
Other liabilities	1	1
	26,480	32,320

    26 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of judicial deposits, are shown below:

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.09.2007	30.06.2007
Civil	16	-	16	15
Tax:
Tax claims	45,002	(26,720)	18,282	19,821
Pasep tax	14,746	(14,528)	218	218
Cofins tax (a)	170,518	-	170,518	-
	230,266	(41,248)	189,018	20,039

	230,282	(41,248)	189,034	20,054

Changes in the Parent Company’s provisions are shown below:

Parent Company	Balance of		Balance of
	Provision	Additions	Provision

	31.12.2006		30.09.2007
Civil	15	1	16
Tax:
Tax claims	33,816	11,186	45,002
Pasep tax	14,562	184	14,746
Cofins tax	-	170,518	170,518
	48,378	181,888	230,266

	48,393	181,889	230,282

The consolidated balances of the Company’s provisions for contingencies, net of judicial deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.09.2007	30.06.2007
Labor	94,414	(12,577)	81,837	64,937
Regulatory	2,148	-	2,148	2,122
Civil:
Suppliers (a)	49,899	-	49,899	49,613
Easements	15,741	-	15,741	15,623
Civil and administrative claims	15,815	(1,225)	14,590	13,063
Customers	6,412	(73)	6,339	6,170
Condemnations	9,181	-	9,181	9,593
Environmental claims	161	-	161	159
	97,209	(1,298)	95,911	94,221
Tax:
Tax claims	67,081	(26,720)	40,361	41,912
Pasep tax	14,746	(14,528)	218	218
Cofins tax (a)	170,518	-	170,518	-
	252,345	(41,248)	211,097	42,130

	446,116	(55,123)	390,993	203,410

Changes in the consolidated provisions are shown below:

Consolidated	Balance of		Write-offs/		Balance of
	Provision	Additions	reversals	Payments	Provision

	31.12.2006				30.09.2007
Labor	88,027	39,495	(9,788)	(23,320)	94,414
Regulatory	2,083	65	-	-	2,148
Civil:
Suppliers	49,074	825	-	-	49,899
Easements	15,011	739	-	(9)	15,741
Civil and administrative claims	12,731	4,513	-	(1,429)	15,815
Customers	11,065	269	(4,918)	(4)	6,412
Condemnations	9,119	62	-	-	9,181
Environmental claims	156	5	-	-	161
	97,156	6,413	(4,918)	(1,442)	97,209
Tax:
Tax claims	55,879	12,753	(1,551)	-	67,081
Pasep tax	14,562	184	-	-	14,746
Cofins tax	-	170,518	-	-	170,518
	70,441	183,455	(1,551)	-	252,345

	257,707	229,428	(16,257)	(24,762)	446,116

The breakdown of the types of lawsuits in which COPEL is involved as of September 30, 2007 is consistent with the one featured in the Company's financial statements as of December 31, 2006.

The amount tied to cases classified as possible losses, estimated by the Company as of September 30, 2007, reached R$ 1,583,370, of which R$ 55,036 correspond to labor claims, R$ 808,371 to regulatory claims, R$ 319,354 to civil claims, and R$ 400,609 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 41 herein, “Electric Energy Trading Chamber (CCEE)”.

a) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to article 155, 3rd paragraph, of the Federal Constitution.

The Federal Government, supported by an opposite interpretation adopted by the Supreme Federal Court on Special Appeal no. 230,337-7, filed suit to overrule the decision by the 4th District Federal Court, on August 8, 2000.

On August 3, 2005, the 4th District Federal Court published its ruling, according to which the right of the Federal Government to take legal action had lapsed, as it had only had summons served to COPEL after the two-year legal deadline.

The Federal Government filed a special appeal before the Superior Court of Justice, claiming its right had not lapsed, since the delay in serving summons was caused by the process server. The special appeal was rejected by the Reporting Justice, who claimed it was not the duty of the Superior Court of Justice to rule on matters of fact. The Federal Government then filed an interlocutory appeal, which was unanimously rejected by the ruling Justices on December 12, 2006.

After this ruling was published, the Federal Government filed an appeal for clarification. Since the ruling against which the appeal for clarification was filed was consistent with the firm and unanimous understanding which the Superior Court of Justice had always upheld, it was unlikely that this ruling would be reversed. Thus, our legal counsel reclassified the underlying risk of liability as remote, and the Company, upon completion of the 2006 financial statements, reversed the corresponding provisions set aside successively from June 1999 until June 2001, in the amount of R$ 197,549.

On September 4, 2007, however, the Superior Court of Justice, despite all forecasts and in a reversal of the Court's own traditional understanding, ruled in favor of the appeal for clarification against COPEL, thereby also ruling in favor of the interlocutory appeal which had been unanimously rejected by that very same Court, and rejecting the Company’s claim of lapsing of the Government’s right to take legal action, pursuant to the vote of the Reporting Justice.

Even though this ruling may be appealed, in light of the fact that it resulted from the adoption by the Justices of the Superior Court of Justice of an interpretation of the law which is the complete opposite of the one unanimously confirmed less than a year ago, our legal counsel concluded that it is unlikely that this ruling will be reversed yet again by the same Justices. They also concluded that the chances are low that that this issue will be reexamined by the Federal Supreme Court.

In light of this unforeseen ruling by the Superior Court of Justice and of the fact that, during the lawsuit, a part of the tax credits claimed by the government did lapse, pursuant to article 173 of the National Tax Code, the Company set aside a provision in the amount of R$ 170,518 as of September 30, 2007, which corresponds to the principal amount (plus charges) of this liability, which is considered probable.

b) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with COPEL Distribution.

Both cases were ruled in favor of the plaintiffs, so COPEL Distribution was sentenced to paying the claimed amounts plus legal fees.

The agreements submitted to arbitration are the subject of a class action claiming that both are null and void.

COPEL also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. submitted their defense, disputing COPEL’s claims.

Both companies filed suit for execution of the arbitration rulings against COPEL Distribution.

COPEL Distribution was served with summons and submitted a list of assets for attachment. Since the companies did not accept COPEL’s list of assets, the Company filed a stay of execution, which was rejected in the case of the Rio Pedrinho S.A. execution proceedings. COPEL then filed an interlocutory appeal before the Paraná State Supreme Court and was granted a preliminary injunction suspending the execution.

In the execution proceedings filed by Consórcio Salto Natal, the judge in charge of the case has not yet ruled on COPEL’s stay of execution.

Should COPEL be summoned concerning the assets for attachment, it will request a stay of execution to dispute the validity of the arbitration rulings, which is already being discussed in the ongoing lawsuit no. 950/2005. The Company conservatively set aside an additional provision in the amount of R$ 49,899.

    27 Share Capital

As of September 30, 2007, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

In number of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.97
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	15,309,835	10.56	124,196	31.18	69,950,408	54.55	85,384,439	31.19
NYSE (2)	4,303,195	2.97	-		30,761,594	23.99	35,064,789	12.81
Latibex (3)	-	-	-	-	72,543	0.06	72,543	0.03
Municipalities	184,292	0.13	14,711	3.69	-	-	199,003	0.08
Other shareholders	375,611	0.24	259,435	65.13	145,763	0.11	780,809	0.28

	145,031,080	100.00	398,342	100.00	128,225,953	100.00	273,655,375	100.00

(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

On August 6, 2007, COPEL completed a reverse stock split, in the ratio of 1,000 to 1, with shares being traded in a standard lot of 100 and prices being quoted per share.

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income, after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

A proposal for payment of interest on capital as intermediary dividends was submitted in September 2007 and was later expressly approved at the 1,754th Meeting of the Board of Officers, on October 1, 2007, subject to final approval by the Board of Directors.

    28 Gross Revenues from Sales and/or Services

		Consolidated

	30.09.2007	30.09.2006
Power sales to final customers
Residential	1,417,788	1,420,831
Industrial	1,421,970	1,286,887
Commercial, services, and other activities	924,373	872,806
Rural	183,377	183,714
Public agencies	131,719	130,793
Public lighting	103,471	107,055
Public services	100,336	99,367
	4,283,034	4,101,453
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	525,887	465,032
Bilateral contracts	406,085	341,658
Electric Energy Trading Chamber - CCEE	64,338	99,290
Contracts with small utilities	43,678	29,918
	1,039,988	935,898
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	125,584	112,440
Basic Network - rate for the use of the transmission system (TUST)	109,747	110,464
Connection grid	439	137
Network charges adjustment share	(22,590)	-
	213,180	223,041
Revenues from telecommunications
Data communication and telecommunications services	46,584	39,012
	46,584	39,012
Piped gas distribution
Sales of natural gas	184,581	164,949
	184,581	164,949
Other operating revenues
Leases and rents	70,453	29,935
Revenues from services	32,038	9,534
Charged service	6,389	5,667
Other revenues	588	825
	109,468	45,961

	5,876,835	5,510,314

    29 Deductions from Gross Revenues

		Consolidated

	30.09.2007	30.09.2006
Taxes and social contributions on revenues
VAT (ICMS)	1,117,101	1,070,001
COFINS	315,369	342,596
PASEP	68,554	75,767
ISSQN	1,756	1,265
	1,502,780	1,489,629
Customer charges
Fuel Consumption Account - CCC	161,475	189,013
Energy Development Account - CDE	137,065	119,634
Global Reversal Reserve - RGR	44,895	42,304
Research and development and energy efficiency - R&D and EEP (a)	42,212	41,684
Emergency capacity charges	71	988
Program for incentives to alternative energy sources - Proinfa	129	13
	385,847	393,636

	1,888,627	1,883,265

a) Research and development and energy efficiency – R&D and EEP

		Consolidated

	30.09.2007	30.09.2006
Research and development program - R&D	12,240	13,749
National Scientific and Technological Development Fund - FNDCT	12,240	13,749
Energy efficiency program - EEP	11,610	7,310
Ministry of Mines and Energy - MME	6,122	6,876

	42,212	41,684

    30 Operating Costs and Expenses

The breakdown of consolidated costs and expenses as of September 30, 2007 is shown below:

		Costs of		General and	Other
Nature of costs and expenses	N	goods and/or	Sales	administ.	operating	Consolidated
		services	expenses	expenses	expenses	Total

						30.09.2007

Power purchased for resale	31	(1,041,595)	-	-	-	(1,041,595)
Charges for use of power grid	32	(416,035)	-	-	-	(416,035)
Personnel and management	33	(290,769)	(1,645)	(118,307)		(410,721)
Pension and healthcare plans	34	(1,701)	(97)	(5,632)	-	(7,430)
Materials and supplies	35	(34,699)	(526)	(11,956)	-	(47,181)
Raw materials and supplies
for power generation	-	16,728	-	-	-	16,728
Natural gas and supplies for
the gas business	-	(102,233)	-	-	-	(102,233)
Third-party services	36	(110,432)	(15,649)	(38,781)	-	(164,862)
Depreciation and amortization	-	(299,641)	(14)	(16,680)	-	(316,335)
Cost and expense recovery	37	28,751	6,151	609	27	35,538
Other costs and expenses	38	(40,773)	1,557	(17,432)	(282,581)	(339,229)

		(2,292,399)	(10,223)	(208,179)	(282,554)	(2,793,355)

The breakdown of consolidated costs and expenses as of September 30, 2006 is shown below:

		Costs of		General and	Other
Nature of costs and expenses	N	goods and/or	Sales	administ.	operating	Consolidated
		services	expenses	expenses	expenses	Total

						30.09.2006

Power purchased for resale	31	(1,062,286)	-	-	-	(1,062,286)
Charges for use of power grid	32	(409,146)	-	-	-	(409,146)
Personnel and management	33	(291,275)	(1,351)	(113,651)		(406,277)
Pension and healthcare plans	34	(32,774)	(184)	(20,813)	-	(53,771)
Materials and supplies	35	(40,102)	(96)	(9,241)	-	(49,439)
Raw materials and supplies
for power generation	-	284,691	-	-	-	284,691
Natural gas and supplies for
the gas business	-	(114,420)	-	-	-	(114,420)
Third-party services	36	(104,687)	(16,075)	(43,418)	-	(164,180)
Depreciation and amortization	-	(260,310)	(18)	(14,530)	-	(274,858)
Cost and expense recovery	37	26,541	5,271	1,141	15	32,968
Other costs and expenses	38	(37,529)	(64,918)	(32,749)	(81,900)	(217,096)

		(2,041,297)	(77,371)	(233,261)	(81,885)	(2,433,814)

The Parent Company’s expenses as of September 30, 2007 are broken down below:

		General and	Other	Parent
Nature of costs and expenses	N	administrative	operating	Company
		expenses	expenses	Total

				30.09.2007
Management	33	(3,992)	-	(3,992)
Healthcare plan	-	(65)	-	(65)
Materials and supplies	-	(4)	-	(4)
Third-party services	36	(3,972)	-	(3,972)
Expense recovery	-	144	-	144
Other expenses	38	(1,254)	(181,705)	(182,959)

		(9,143)	(181,705)	(190,848)

The Parent Company’s expenses as of September 30, 2006 are broken down below:

			General and	Other	Parent
Nature of costs and expenses	N	Sales	administrative	Operating	Company
		expenses	expenses	Expenses	Total

					30.09.2006
Management	33	-	(3,876)		(3,876)
Healthcare plan	-	-	(47)	-	(47)
Materials and supplies	-	-	(4)	-	(4)
Third-party services	36	-	(6,024)	-	(6,024)
Expense recovery	-	-	80	-	80
Other expenses	38	(5,408)	(4,508)	(26,374)	(36,290)

		(5,408)	(14,379)	(26,374)	(46,161)

    31 Power Purchased for Resale

		Consolidated

	30.09.2007	30.09.2006
Eletrobrás (Itaipu)	282,188	235,840
Furnas Centrais Elétricas S.A. - auction	208,044	196,596
Companhia Hidro Elétrica do São Francisco - auction	190,517	114,338
Cia. de Interconexão Energética - Cien	90,046	168,534
Itiquira Energética S.A.	72,868	65,737
Companhia Energética de São Paulo - auction	69,712	65,682
Electric Energy Trading Chamber (CCEE)	40,924	18,295
Dona Francisca Energética S.A.	38,029	36,831
Program for incentive to alternative energy sources - Proinfa	30,897	6,923
Surplus power to be recovered - auction	7,002	(14,795)
Power purchased for resale - Passive CVA	(48,687)	55,064
(-) Contract renegotiation - Cien	(100,862)	-
Other utilities - auction	156,671	108,842
Other utilities	4,246	4,399

	1,041,595	1,062,286

    32 Charges for the Use of the Power Grid

		Consolidated

	30.09.2007	30.09.2006
Furnas Centrais Elétricas S.A.	81,336	81,100
CVA - charges	51,461	77,348
Cia Transmissora de Energia Elétrica Paulista - Cteep	40,985	38,311
Companhia Hidro Elétrica do São Francisco - Chesf	40,407	37,620
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	27,008	25,520
Eletrosul Centrais Elétricas S.A.	26,995	25,832
Companhia Energética de Minas Gerais - Cemig	13,654	14,783
National System Operator - ONS	13,215	13,308
Novatrans Energia S.A.	12,623	12,963
TSN Transmissora Nordeste Sudeste de Energia S.A.	12,446	12,755
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	11,303	10,962
Empresa Amazonense de Transmissão de Energia - Eate	10,427	10,479
Encargos dos serviços do sistema - ESS	8,240	(143)
ATE II Transmissora de Energia S.A.	5,999	-
Empresa Norte de Transmissão de Energia S.A. - Ente	5,568	5,463
Itumbiara Transmissora de Energia Ltda	5,298	-
Expansion Transmissora de Energia Elétrica S.A.	4,964	4,873
Empresa Transmissora de Energia Oeste Ltda - Eteo	4,413	4,384
Other utilities	39,693	33,588

	416,035	409,146

    33 Personnel and Management

	Parent Company		Consolidated

	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Personnel
Wages and salaries	-	-	295,767	293,286
Social charges on payroll	-	-	102,249	105,537
Meal assistance and education allowance	-	-	33,743	31,506
Labor indemnifications	-	-	9,664	2,990
	-	-	441,423	433,319
(-) Transfers to construction in progress	-	-	(36,976)	(33,276)
	-	-	404,447	400,043
Management
Wages	3,275	3,377	5,260	5,295
Social charges on payroll	717	499	1,110	1,046
	3,992	3,876	6,370	6,341
(-) Transfers to construction in progress	-	-	(96)	(107)
	3,992	3,876	6,274	6,234

	3,992	3,876	410,721	406,277

    34 Pension Plan and Healthcare Plan

		Consolidated

	30.09.2007	30.09.2006
Pension plan	(18,236)	28,728
Healthcare plan	22,048	19,743
Post-employment contributions to the healthcare plan	8,539	8,381
(-) Transfers to construction in progress	(4,921)	(3,081)

	7,430	53,771

    35 Materials and Supplies

		Consolidated

	30.09.2007	30.09.2006
Fuel and vehicle parts	18,525	18,062
Materials for the electric system	12,250	17,492
Cafeteria supplies	3,132	2,565
Information technology equipment and supplies	2,350	1,034
Office supplies	2,253	1,798
Materials for civil construction	1,701	1,635
Safety supplies	1,299	1,167
Lodging supplies	1,041	888
Tools	947	953
Other materials and supplies	3,683	3,845

	47,181	49,439

    36 Third-Party Services

	Parent Company		Consolidated

	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Power grid maintenance	-	-	16,488	15,167
Technical, scientific, and administrative consulting	770	1,726	15,602	20,193
Authorized and registered agents	-	-	14,188	13,708
Postal services	1	1	13,890	13,860
Data processing and transmission	-	-	12,070	15,155
Administrative support services	-	-	11,260	9,011
Telephone services	-	-	8,078	8,690
Security	-	-	7,518	6,778
Travel	108	127	7,122	7,473
Meter reading and bill delivery	-	-	5,522	5,430
Personnel training	-	1	4,248	4,332
Customer service	-	-	4,198	4,940
Installations - services in "green areas"	-	-	4,027	3,420
Access to satellite communications	-	-	3,581	-
Civil maintenance services	-	-	3,104	4,830
Vehicles - maintenance and repairs	-	-	2,889	2,717
Upkeep of easement areas	-	-	2,830	2,509
Auditing	1,888	1,380	2,501	1,993
Freight services	-	-	2,277	1,975
Telephone operator - corporate entity	-	-	2,063	2,039
Legal fees	1,055	2,593	1,904	3,719
Advertising and publications	109	128	1,720	1,935
Light poles - contractors	-	-	1,530	1,439
Communication services	-	-	1,190	1,104
Other services	41	68	15,062	11,763

	3,972	6,024	164,862	164,180

    37 Recovery of Costs and Expenses

		Consolidated

	30.09.2007	30.09.2006
Fuels for power generation - CCC	(11,480)	(13,306)
Administrative costs	(7,253)	(6,836)
Collection of written-off bills	(6,095)	(4,464)
Own power consumption	(4,167)	(4,388)
Electrical materials	(4,337)	(1,181)
Recovery of miscellaneous expenses	(2,206)	(2,793)

	(35,538)	(32,968)

    38 Other Operating Costs and Expenses

	Parent Company		Consolidated

	30.09.2007	30.09.2006	30.09.2007	30.09.2006
PDA* - customers and distributors (Note 5)	-	-	(4,448)	58,997
PDA* - third-party services/other credits	-	5,408	(10)	5,769
Compensation for the use of
water resources	-	-	56,182	27,286
Concession charge - ANEEL grant	-	-	25,031	14,062
Provisions for (reversals of) contingencies	181,704	26,374	212,079	40,830
ANEEL Inspection Fee	-	-	12,954	11,756
Leases and rents	67	81	8,464	12,046
Insurance	1	1	5,873	5,936
Taxes	34	1,759	5,876	5,895
Own power consumption	-	-	4,167	4,393
Advertising	770	2,333	1,473	11,591
Donations - Rouanet Law	-	-	948	1,730
Donations, contributions, and subsidies	-	-	278	113
General costs and expenses	383	334	10,362	16,692

* PDA - Provision for doubtful accounts	182,959	36,290	339,229	217,096

    39 Financial Income (Losses)

	Parent Company		Consolidated

	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Financial revenues
Income from financial investments	20,173	672	106,455	102,019
Revenues from CRC transferred
to State Government (Note 7)	-	-	57,260	56,741
Monetary variation of CRC transferred
to State Government (Note 7)	-	-	51,464	24,280
Penalties on overdue bills	-	-	16,252	55,736
SELIC interest rate on Portion A (CVA)	-	-	9,416	31,363
Interest on taxes paid in advance	2,489	3,517	7,942	5,103
Penalties	-	-	5,606	6,348
Monetary variations	19	2	4,578	1,284
Interest and commissions on loan agreements	45,103	1,209	4,239	8,447
Income from transactions with derivatives	-	22,423	-	22,423
Discounts obtained	-	-	-	283,198
Interest on generators' reimbursement rights	-	-	(43)	5,669
Other financial revenues	285	63	3,176	2,279
	68,069	27,886	266,345	604,890
(-) Financial expenses
Debt charges	118,416	72,540	177,892	199,912
CPMF and IOF taxes	8,198	4,187	44,516	32,938
PIS/Pasep - Cofins tax on interest on capital	22,083	20,458	22,208	20,575
SELIC interest rate on Portion A (CVA)	-	-	19,751	20,434
Interest on R&D and EEP	-	-	8,509	9,509
Monetary and exchange variations	3	1,321	4,768	30,840
Penalties and charges	-	414	2,180	3,765
Tax penalties	-	3	691	4,055
Other financial expenses	1	4,265	593	8,602
	148,701	103,188	281,108	330,630

	(80,632)	(75,302)	(14,763)	274,260

    40 Equity in the Results of Subsidiaries and Investees

		Parent Company		Consolidated

	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Equity in the results of subsidiaries and investees
COPEL Generation	280,852	601,891	-	-
COPEL Transmission	87,204	77,477	-	-
COPEL Distribution	348,815	169,786	-	-
COPEL Telecommunications	5,373	4,143	-	-
COPEL Corporate Partnerships	47,705	(15,462)	-	-
Cia. Paranaense de Gás - Compagas	-	-	1,347	-
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	2,022	-
Investees (a)	-	-	7,294	3,763
	769,949	837,835	10,663	3,763
Dividends
Investees (a)	-	-	5,652	-
	-	-	5,652	-
Interest on capital
COPEL Generation	106,572	121,176	-	-
COPEL Transmission	43,711	44,397	-	-
COPEL Distribution	71,747	55,572	-	-
COPEL Corporate Partnerships	16,543	-	-	-
Investees (a)	-	-	1,350	1,275
	238,573	221,145	1,350	1,275
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(3,171)	(3,171)
Sercomtel Celular S.A.	-	-	(435)	(435)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(566)	(377)
COPEL Enterprises	-	-	(1,759)	-
	-	-	(5,931)	(3,983)

	1,008,522	1,058,980	11,734	1,055

Interests in other companies	158	151	158	151

	1,008,680	1,059,131	11,892	1,206

The balances of subsidiaries Compagas and Elejor which have not been eliminated from consolidation refer to adjustments from previous years whose equity in the results have been recorded to income during this year.

a) Investees

	Net income/	COPEL's	Equity in		Interest
	(losses)	stake	results	Dividends	on capital	Total

	30.09.2007	(%)				30.09.2007
Investees
Sercomtel S.A. - Telecomunicações	(840)	45.00	625	-	-	625
Sercomtel Celular S.A.	(4,521)	45.00	(1,716)	-	-	(1,716)
Dominó Holdings S.A.	47,375	15.00	5,756	-	1,350	7,106
Escoelectric Ltda.	(517)	40.00	(1,914)	-	-	(1,914)
Copel Amec S/C Ltda.	44	48.00	21	-	-	21
Dona Francisca Energética S.A.	12,669	23.03	2,918	-	-	2,918
Carbocampel S.A.	(33)	49.00	(16)	-	-	(16)
Braspower International						-
Engineering S/C Ltda.	1	49.00	-	-	-	-
Centrais Eólicas do Paraná Ltda. (1)	407	30.00	122	-	-	122
Foz do Chopim Energética Ltda.	18,215	35.77	1,498	5,652	-	7,150

			7,294	5,652	1,350	14,296

(1) Income up to 31.08.2007, prior to acquisition of a controlling interest by COPEL Generation.

	Net income/	COPEL's	Equity	Interest
	(losses)	stake	in results	on capital	Total

	30.09.2006	(%)			30.09.2006
Investees		.
Sercomtel S.A. - Telecomunicações	(1,455)	45.00	(4,623)	-	(4,623)
Sercomtel Celular S.A.	(1,425)	45.00	(641)	-	(641)
Dominó Holdings S.A.	44,437	15.00	5,377	1,275	6,652
Escoelectric Ltda.	-	40.00	-	-	-
Copel Amec S/C Ltda.	63	48.00	30	-	30
Dona Francisca Energética S.A.	9,462	23.03	1,085	-	1,085
Carbocampel S.A.	(29)	49.00	(14)	-	(14)
Braspower International					-
Engineering S/C Ltda.	-	49.00	-	-	-
Centrais Eólicas do Paraná Ltda.	482	30.00	145	-	145
Foz do Chopim Energética Ltda.	6,721	35.77	2,404	-	2,404

			3,763	1,275	5,038

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

    41 Electric Energy Trading Chamber (CCEE)

The Wholesale Energy Market (Mercado Atacadista de Energia - MAE) has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on November 12, 2004.

CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of power by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. This data, which is used in the MAE accounting, was calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

On July 16, 2002, the Company and COPEL Distribution filed a lawsuit pleading a preliminary injunction to suspend: a) the effects of ANEEL Ruling no. 288/2002, ordering ANEEL to refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on March 13, 2002 or, if any other accounting has already been made, that its effects be suspended; and (b) the effects of article 1, first paragraph, of ANEEL Resolution no. 395/2002.

On final ruling, the plaintiffs plead for: (a) a declaration of inapplicability of ANEEL Ruling no. 288/2002 and, in the event a new accounting has been made, that it be declared null and void; (b) the sentencing of ANEEL, to have it refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on March 13, 2002; (c) the declaration of inapplicability of article 1, first paragraph, of ANEEL Resolution no. 395/2002 to both companies; and (d) the sentencing of ANEEL to payment of reparations for the damages caused, to be calculated at the time of settlement of such sentence.

On August 7, 2002, the request for preliminary injunction was rejected, so that on August 13, 2002, the companies filed an interlocutory appeal to suspend the ruling that rejected the preliminary injunction.

On August 27, 2002, the Company was granted a favorable preliminary injunction by the 1st Regional Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288/2002 and ANEEL Resolution no. 395/2002.

On September 9, 2002, ANEEL filed for reconsideration of the ruling in favor of the suspension, which was rejected. ANEEL filed a request for suspension of the preliminary injunction issued by the 1st Regional Federal Court before the Superior Court of Justice (SS no. 2094). This request was, however, rejected on November 25, 2002, and filed on December 17, 2002. On August 29, 2003, the lawsuit was submitted to the judge for final ruling, and as of the date of these financial statements, no decision has been issued.

The Company’s claim is mostly based on the fact that the ruling and resolution in question were applied retroactively to the date of the operations, especially as regards the partial sale of COPEL’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of September 30, 2007, the estimated amount of discrepancies in calculation was approximately R$ 807,000, which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

On June 24, 2003, MAE issued a statement approving the new schedule for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement took place on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by COPEL itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated May 16, 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Power Sector.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	COPEL Corporate
	Generation	Distribution	Partnerships	Consolidated

				30.09.2007	30.06.2007
Current assets (Note 4)
Until December 2006	-	-	105	105	105
From April through June 2007	-	-	-	-	22,640
From July through September 2007	2,408	8,330	-	10,738	-
	2,408	8,330	105	10,843	22,745
Current liabilities (Note 20)
From April through June 2007	-	-	-	-	15,054
From July through September 2007	-	-	771	771	-
	-	-	771	771	15,054

Changes in spot-market energy amounts (CCEE) in the third quarter of 2007 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	30.06.2007			30.09.2007
Current assets
Until December 2006	105	-	-	105
From April through June 2007	22,640	(30,121)	7,481	-
From July through September 2007	-	(13,922)	24,660	10,738
	22,745	(44,043)	32,141	10,843
(-) Current liabilities
From April through June 2007	15,054	(16,904)	1,850	-
From July through September 2007	-	(2,595)	3,366	771
	15,054	(19,499)	5,216	771

Net total	7,691	(24,544)	26,925	10,072

In a prompt response to a request by the Ministry of Mines and Energy, COPEL undertook, in an agreement with ANEEL’s president, to release the 400 MW under contract with Cien and to participate in the A-1 auction to make up for this released volume. Out of the total under contract, in 2007 a reduced volume of 170.625 average MW will be supplied under the Cien agreement.

The offer of power at this auction was minimal, thus only 40% of COPEL’s reported power requirements were secured.

To fully make up for the Cien agreement and to adjust its level of power under contract from January through June 2007, COPEL participated in the Mechanism for the Offset of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits - MCSD), reporting a deficit and acquiring a total of 32.625 average MW(1).

(1) Information unaudited by the independent auditors.

    42 Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Income before IRPJ and CSLL	737,316	938,063	1,153,853	1,422,512
IRPJ and CSLL (34%)	(250,687)	(318,941)	(392,310)	(483,654)
Tax effects on:
Interest on capital	45,900	28,560	45,900	28,560
Dividends	39	284,864	1,922	(15,979)
Equity in the results of investees	261,783	-	3,626	(11,610)
Private pension contribution surplus	-	-	-	-
Adjusments from previous years in connection
with pension and healthcare plans	-	-	2,066	-
Tax breaks	-	-	1,040	-
Present value adjustment - Compagas	-	-	(545)	-
Other	17	(47)	3,016	(1,207)
Tax effects on:
IRPJ and CSLL	57,052	(5,564)	(335,285)	(483,890)

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

    43 Financial Instruments

a) Overview

The use of financial instruments and transactions with derivatives involving indexes is aimed at protecting the results of the Company’s active and passive operations.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments, which are close to their book value, are shown below:

Financial instruments		Consolidated

	30.09.2007	30.06.2007
Cash in hand	1,367,430	1,109,425
Accounts receivable from government agencies	336,821	280,070
CRC transferred to State Government	1,219,377	1,193,470
Loans and financing	913,645	912,074
Debentures	1,149,640	1,178,760

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company has not engaged in transactions with derivatives to swap this risk, although it has continued to monitor exchange rates, in order to assess the potential need for such transactions as a way of protecting against foreign currency risks.

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since most of the power acquired and sold by the Company is generated by hydroelectric power plants, which depend on the water levels in their reservoirs to operate. A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

Based on the current reservoir levels, the National System Operator (ONS) does not anticipate a new rationing program in the next few years.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by ANEEL and/or by the Ministry of Mines and Energy. If the renewal of these concessions is not approved by the regulatory agencies or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

    44 Related-Party Transactions

COPEL has carried out transactions with unconsolidated related parties, including the sale of power to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		30.09.2007	30.06.2007
Current assets
Braspower I. Engineering S/C Ltda.	Employee loan	1,181	1,181
Government of the State of Paraná	Customers and distributors	93,241	65,729
	Services to third parties	8,973	7,823
	Employee loan	1,121	1,160
	Recoverable Rate Deficit - CRC (Note 7)	38,187	36,623
Petróleo Brasileiro S.A. - Petrobras	Lease of the Araucária Thermal Power Plant	13,396	-
.
Long-term receivables
Government of the State of Paraná	Customers and distributors	53,965	48,862
	Services to third parties	8,230	7,036
	Recoverable Rate Deficit - CRC (Note 7)	1,181,190	1,156,847
.
Current liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 18)	6,342	6,366
Dona Francisca Energética S.A.	Purchase of power (Note 20)	4,178	4,178
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	240	240
Eletrobrás	Financing (Note 18)	41,923	42,942
Eletrobrás (Itaipu)	Purchase of power (Note 20)	77,049	81,353
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 20)	23,652	35,098
	Commission on power sales by Araucária Plant	2,303	2,170

Long-term liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 18)	20,658	22,328
Eletrobrás	Financing (Note 18)	264,364	272,468
Eletrobrás	Elejor shares to be repurchased
	from Eletrobrás (Note 18)	88,896	122,858
	Purchase of gas for resale -
Petróleo Brasileiro S.A. - Petrobras	renegotiation (Note 20)	185,492	180,448

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		30.09.2007	30.09.2006
Gross revenues from sales and/or services
Government of the State of Paraná	Sale of power	60,013	45,863
	Telecommunications revenues	4,500	-
Petróleo Brasileiro S.A. - Petrobras	Lease of the Araucária Thermal Power Plant	35,513	-

Power purchased for resale
Dona Francisca Energética S.A.	Purchase of power (Note 31)	38,029	36,831
Eletrobrás (Itaipu)	Purchase of power (Note 31)	282,188	235,840

Management	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	201	253

Materials and supplies for power generation
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for power generation
	- renegotiation with Petrobras	(29,903)	(298,115)

Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for resale	102,051	114,246

Expense recovery
Government of the State of Paraná	Recovery of exp. with employee loan	(110)	(109)

Sales expenses
Petróleo Brasileiro S.A. - Petrobras	Commission on power sales by Araucária Plant	2,303	-

Financial revenues
Government of the State of Paraná	Revenues under CRC agreement (Note 39)	108,724	81,021
	Revenues from renegotiated bills	5,348	-

Financial expenses
BNDES	Expenses with the financing for machinery,
	construction, facilities, and services	1,825	2,836
BNDESPAR	Debentures - Elejor	14,022	13,581
Eletrobrás	Charges on financing	22,456	22,799
	Charges on Elejor shares to be repurchased	13,543	10,257
	.

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 14.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 18.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of September 30, 2007) of R$ 40.029 and R$ 24,116, respectively.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 18-d.

    45 Wholly-Owned Subsidiaries' Balance Sheets

Below are the balance sheets, as of September 30, 2007, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL, of the Company’s wholly-owned subsidiaries: COPEL Generation – consolidated (GER), COPEL Transmission (TRA), COPEL Distribution (DIS), COPEL Telecommunications (TEL), and COPEL Corporate Partnerships – consolidated (PAR).

ASSETS	GER	TRA	DIS	TEL	PAR
	Consolidated				Consolidated

CURRENT ASSETS
Cash in hand	661,621	109,121	223,895	10,059	255,665
Customers and distributors, net	141,150	61,839	828,007	-	30,393
Services to third parties	560	246	22	12,637	-
Dividends receivable	-	-	-	-	1,458
Construction in progress	2,383	3,794	40,279	-	-
CRC transferred to the Government of Paraná	-	-	38,187	-	-
Taxes and social contributions	4,419	7,024	182,517	1,028	3,023
Account for compensation of Portion A	-	-	70,068	-	-
Other regulatory assets	-	-	5,083	-	-
Collaterals and escrow deposits	58,034	-	22,036	-	22,653
Other receivables	10,232	6,321	23,089	1,080	15,817
Inventories	395	9,308	35,224	2,373	600
	878,794	197,653	1,468,407	27,177	329,609
NON-CURRENT ASSETS
Long-Term Receivables
Customers and distributors	24,888	8,361	131,932	-	20,676
Services to third parties	-	-	-	8,230	-
CRC transferred to the Government of Paraná	-	-	1,181,190	-	-
Taxes and social contribution	46,978	42,058	205,898	8,635	14,008
Judicial deposits	9,215	18,378	63,600	487	598
Account for compensation of Portion A	-	-	20,592	-	-
Other regulatory assets	-	-	23,320	-	-
Collaterals and escrow deposits	-	4,309	16,336	-	-
Other receivables	4,593	56	4,177	-	1,805
	85,674	73,162	1,647,045	17,352	37,087

Investments	6,287	2,257	419	-	295,241
Property, plant, and equipment	2,766,370	1,214,854	1,261,386	183,126	1,280,405
Intangible assets	734	25,619	10,725	1,380	399
Deferrred assets	-	-	-	-	7,958
	2,859,065	1,315,892	2,919,575	201,858	1,621,090

TOTAL ASSETS	3,737,859	1,513,545	4,387,982	229,035	1,950,699

LIABILITIES	GER	TRA	DIS	TEL	PAR
	Consolidated				Consolidated

CURRENT LIABILITIES
Loans and financing	49,536	15,333	9,130	-	6,342
Debentures	-	-	-	-	3,298
Suppliers	34,918	5,164	363,870	2,177	37,493
Taxes and social contributions	96,852	41,082	196,099	1,611	4,633
Dividends due	90,586	37,154	61,005	-	14,062
Payroll and labor provisions	18,618	17,330	66,851	5,749	2,092
Post-employment benefits	11,338	11,673	48,359	3,530	162
Account for compensation of Portion A	-	-	187,253	-	-
Customer charges due	2,941	1,015	34,167	-	-
R & D and Energy Efficiency	24,088	8,040	144,556	-	3,781
Concession charge - ANEEL grant	-	-	-	-	26,814
Customers and distributors	10	25,387	19,447	-	204
Other accounts payable	15,536	1,924	4,747	677	407
	344,423	164,102	1,135,484	13,744	99,288
LONG-TERM LIABILITIES
Loans and financing	256,655	49,380	84,593	-	109,554
Debentures	-	-	-	-	269,150
Provisions for contingencies	24,161	36,312	136,303	2,037	3,146
Subsidiaries and investees	-	-	699,168	-	-
Suppliers	206,169	-	8,360	-	-
Taxes and social contribution	-	-	18,675	-	7,030
Post-employment benefits	106,208	95,288	241,209	17,434	1,454
Account for compensation of Portion A	-	-	16,780	-	-
Other regulatory liabilities	-	-	8,895	-	-
Customers and distributors	-	17,519	414	-	-
Other	8,960	-	-	-	1
	602,153	198,499	1,214,397	19,471	390,335

MINORITY INTEREST	1,198	-	-	-	232,956
SHAREHOLDERS' EQUITY
Share capital	2,338,932	841,606	1,607,168	194,054	1,098,500
Capital reserves	-	-	-	701	-
Income reserves	170,301	222,134	82,118	-	81,914
Retained earnings	280,852	87,204	348,815	1,065	47,706
	2,790,085	1,150,944	2,038,101	195,820	1,228,120

TOTAL LIABILITIES	3,737,859	1,513,545	4,387,982	229,035	1,950,699

    46 Statement of Income Broken Down by Company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. The Parent Company's statement represents the result of its activities, without the revenues from equity in its wholly-owned subsidiaries (short references to the names of the subsidiaries, according to Note 45):

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR	COPEL	Subtractions	Consolidated
	Consolidated				Consolidated

Operating Revenues
Power sales to final customers	114,652	-	4,168,512	-	2,749	-	(2,879)	4,283,034
Power sales to distributors	945,246	-	60,100	-	200,932	-	(166,290)	1,039,988
Charges for the use of the power grid	-	310,676	136,324	-	-	-	(233,820)	213,180
Telecommunications revenues	-	-	-	68,139	-	-	(21,555)	46,584
Distribution of piped gas	-	-	-	-	186,183	-	(1,602)	184,581
Leases and rents	84	984	34,629	-	35,513	-	(757)	70,453
Other operating revenues	25,866	1,601	12,269	-	3,117	-	(3,838)	39,015
	1,085,848	313,261	4,411,834	68,139	428,494	-	(430,741)	5,876,835

Deductions from Operating Revenues	(144,163)	(29,175)	(1,653,260)	(10,395)	(51,634)	-	-	(1,888,627)

Net Operating Revenues	941,685	284,086	2,758,574	57,744	376,860	-	(430,741)	3,988,208

Operating Costs and Expenses
Power purchased for resale	(43,322)	-	(1,129,277)	-	(35,286)	-	166,290	(1,041,595)
Charges for the use of the power grid	(146,501)	-	(492,067)	-	(11,287)	-	233,820	(416,035)
Personnel and management	(65,947)	(55,824)	(258,375)	(17,926)	(8,874)	(3,992)	217	(410,721)
Pension and healthcare plans	2,317	2,083	(10,694)	(501)	(570)	(65)	-	(7,430)
Materials and supplies	(5,248)	(2,930)	(37,796)	(855)	(348)	(4)	-	(47,181)
Raw materials and supplies - generation	15,126	-	-	-	-	-	1,602	16,728
Natural gas and supplies - gas business	-	-	-	-	(102,233)	-	-	(102,233)
Third-party services	(35,112)	(12,164)	(125,631)	(7,722)	(8,533)	(3,972)	28,272	(164,862)
Depreciation and amortization	(77,901)	(35,245)	(125,561)	(21,064)	(56,564)	-	-	(316,335)
Cost and expense recovery	12,392	348	22,808	27	36	144	(217)	35,538
Provisions (reversals) for contingencies	353	(4,666)	(25,115)	(946)	-	(181,704)	-	(212,078)
Concession charge - ANEEL grant	-	-	-	-	(25,031)	-	-	(25,031)
Other operating costs and expenses	(68,507)	(4,766)	(15,900)	(1,808)	(10,641)	(1,255)	757	(102,120)
	(412,350)	(113,164)	(2,197,608)	(50,795)	(259,331)	(190,848)	430,741	(2,793,355)

Result of Operations	529,335	170,922	560,966	6,949	117,529	(190,848)	-	1,194,853

Financial Income (Losses)
Financial revenues	61,228	8,477	163,339	1,438	22,192	68,069	(58,398)	266,345
Financial expenses	(31,813)	(3,168)	(116,689)	(284)	(38,851)	(148,701)	58,398	(281,108)
	29,415	5,309	46,650	1,154	(16,659)	(80,632)	-	(14,763)

Equity in results of investees	-	-	-	-	11,760	158	(26)	11,892

Operating Income (Losses)	558,750	176,231	607,616	8,103	112,630	(271,322)	(26)	1,191,982

Non-Operating Income (Losses)	(29,557)	(506)	(8,160)	(18)	(4)	116	-	(38,129)

Income (Losses) before Taxes
and Minority Interests	529,193	175,725	599,456	8,085	112,626	(271,206)	(26)	1,153,853

Income tax and social contribution	(126,824)	(51,579)	(196,442)	(2,895)	(26,263)	(186)	-	(404,189)
Deferred income tax and s. contribution	(14,919)	6,769	17,548	183	2,085	57,238	-	68,904
Minority interests	(26)	-	-	-	(24,200)	-	26	(24,200)

Net Income (Losses) for the Period	387,424	130,915	420,562	5,373	64,248	(214,154)	-	794,368

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

    1 Distribution

Customer connections – In September 2007, COPEL supplied 3,398,522(1) customers (3,319,949(1) in September 2006), with an increase of 78,573(1) customers (2.4%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of September 2007 was 1,318 km(1) (1,259 km(1) as of September 2006), with an increase of 59 km(1) (4.7%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of September 2007 was 2,348 km(1) (1.518 km(1) as of September 2006), with an increase of 830 km(1) (54.7%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through September 2007 was 13,706 GWh(1) (7,309 GWh(1) from January through September 2006). The Company purchased 9,715 GWh(1) from CCEAR (auction) (against 8,589 GWh(1) in the same period of 2006), 3,488 GWh(1) from Itaipu (against 3,489 GWh(1) in the same period of 2006), and 1.147 GWh(1) from CIEN (against 2.621 GWh(1) in the same period of 2006), as shown in the flowchart below:

(a) Amounts subject to change after final accounting by CCEE.
(b) CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG - set forth under contract).

Consumption by customer category (MWh) – Power consumption billed by COPEL from January through September 2007, including free customers supplied by COPEL Generation and small utilities within Paraná, is broken down by customer category on the following table:

Category(1)			In MWh

	Jan - Sep 2007	Jan - Sep 2006	Variation
Residential	3,827,040	3,583,570	6.8%
Industrial	4,660,134	4,502,128	3.5%
Commercial	2,764,932	2,529,847	9.3%
Rural	1,131,504	1,076,745	5.1%
Other	1,384,990	1,367,421	1.3%
Total for captive customers	13,768,600	13,059,711	5.4%
Free customers - COPEL Generation	1,056,495	918,752	15.0%
Total for final customers	14,825,095	13,978,463	6.1%
Utilities within the State of Paraná	353,869	341,888	3.5%
Grand total	15,178,964	14,320,351	6.0%

Industrial consumption by sector (MWh) - The next table shows the power consumption by the main industrial sectors, including free customers supplied by COPEL Generation:

Segment			In MWh(1)

	Jan - Sep 2007	Jan - Sep 2006	Variation
Foodstuffs and beverages	1,657,597	1,635,194	1.4%
Paper, cardboard, and pulp	798,386	701,626	13.8%
Lumber	592,312	644,662	-8.1%
Furniture	510,306	161,852	215.3%
Rubber and plastics	358,020	364,792	-1.9%
Chemicals	298,574	240,435	24.2%
Basic metallurgy	293,424	251,906	16.5%
Textiles	245,552	218,888	12.2%
Other	962,458	1,201,525	-19.9%

Number of customers – The number of customers billed by COPEL in September 2007 was 3,398,522, representing a growth of 2.4% over the same month of last year.

Category			Customers(1)

	September 2007	September 2006	Variation
Residential	2,680,617	2,618,166	2.4%
Industrial	57,851	55,274	4.7%
Commercial	283,500	276,700	2.5%
Rural	332,231	326,789	1.7%
Other	44,306	43,003	3.0%
Total for captive customers	3,398,505	3,319,932	2.4%
Free customers - COPEL Generation	17	17	0.0%
Grand total	3,398,522	3,319,949	2.4%

    2 Management

Workforce – COPEL’s workforce at the end of the third quarter of 2007 amounted to 8,338(1) employees assigned to the Company’s wholly-owned subsidiaries and 89(1) employees assigned to the companies controlled by COPEL Corporate Partnerships, as follows:

		Employees(1)

	September 2007	September 2006
Wholly-owned subsidiaries
COPEL Generation	991	969
COPEL Transmission	1,085	948
COPEL Distribution	5,903	5,838
COPEL Telecommunications	331	312
COPEL Corporate Partnerships	28	29
	8,338	8,096
Companies controlled by COPEL Corporate Partnerships
Compagas	79	75
Elejor	6	6
UEG Araucária	4	5
	89	86

    3 Investor Relations

From January through September 2007, COPEL’s common shares (ON - code CPLE3) and class B preferred shares (PNB - code CPLE6) were traded on 99% and 100%, respectively, of the São Paulo Stock Exchange (BOVESPA) trading sessions.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of September 2007, was approximately R$ 8,047 million.

Out of the 63 securities that make up the Ibovespa index, COPEL’s class B shares ranked 39th, accounting for 0.8% of the portfolio, with a Beta index of 1.10. COPEL also accounts for 6.1% of the IEE (Electric Energy Index) portfolio. Out of the 33 companies that make up BOVESPA’s Corporate Sustainability Index (ISE), COPEL ranked 18th, accounting for 0.8% of the portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 29.50 (a 37.2% variation), and class B preferred shares were traded at R$ 29.30 (a 17.2% variation).

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 15.95 at the end of the period (a 36.9% variation).

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are also traded, under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 100% of the trading sessions and had a closing price of 12.22 euros at the end of the period (a 26.6% variation).

Reverse stock split

The 169th General Shareholders’ Meeting of COPEL, held on July 2, 2007, approved a reverse stock split covering all shares of the Company, pursuant to article 12 of Law no. 6,404/76, as follows:

The reverse stock split was approved in a 1.000 (one thousand) to 1 (one) ratio. COPEL’s share capital is now represented by 273,655,375 shares, with no par value, out of which 145,031,080 are common shares, 398,342 are class A preferred shares, and 128,225,953 are class B preferred shares. The Company’s total share capital value remains unchanged.

This reverse stock split aims to: (1) adjust the quoted value per share to make it more market-friendly, as quotes in reais per share are more common than quotes per lot of 1,000 (one thousand) shares; (2) contribute to the standardization of share quotes on the Brazilian market, in response to an initiative by BOVESPA; (3) reduce operating costs and increase the efficiency of COPEL’s shareholder information system; and (4) reduce the possibility of information errors, thus improving service to the Company’s shareholders.

Simultaneously to the reverse stock split, COPEL also changed the ratio of shares traded on other exchanges, as follows: (1) shares traded on the NYSE are now traded at the ratio of one ADR/ADS to 1 share; (2) shares traded on LATIBEX are now traded at the ratio of one XCOP to 1 share.

COPEL’s reverse stock split, with prices quoted in reais (R$) per share, is effective as of August 6, 2007.

Stock performance(1) - Jan. - Sep. 2007	Common (ON)		Class B preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	4,387	24	149,940	806
Number of shares	6,043,195	32,843	108,686,282	584,335
Volume (in thousands of reais )	193,869	1,054	4,196,857	22,564
Trading sessions	184	99%	186	100%
Nyse
Number of shares	1,292,982	21,196	94,819,860	507,058
Volume (in thousands of US dollars)	15,044	247	1,379,803	7,379
Trading sessions	61	33%	187	100%
Latibex
Number of shares	-	-	344,564	1,852
Volume (in thousands of euros)	-	-	3,638	20
Trading sessions	-	-	186	100%

    4 Rates

The average rate for sales to final customers in September 2007 reached R$ 208.71/MWh (1), representing a 0.4% drop compared with the rate effective in September 2006.

Since June 24, 2007, COPEL Distribution has applied the rates approved under ANEEL Resolution no. 479, dated June 19, 2007, which reduced rates by 1.22% on average.

Rates (1) (a)				R$/MWh(1)

	September 2007	September 2006		Variation
Residential	251.99	257.13	(c)	-2.0%
Industrial (b)	187.35	182.18	(d)	2.8%
Commercial	226.22	233.11		-3.0%
Rural	149.03	152.42		-2.2%
Other	173.97	177.56		-2.0%

Total for sales to final customers	208.71	209.65		-0.4%

(a)	Net of ICMS (VAT)
(b)	Does not include free customers
(c)	Recalculated rate, taking into account low income rate
(d)	Recalculated rate, excluding proceeds for the use of the power system in connection with power billed to free customers

Under ANEEL Resolution no. 497, dated June 26, 2007, the rate for transport of power from Itaipu Binacional was set at R$ 3,012.28/MW (a 1.6% reduction), effective July 1, 2007.

The main rates for power purchased by COPEL are shown below:

Rates for power purchases			R$/MWh(1)

	September 2007	September 2006	Variation
Itaipu (a)	91.73	87.07	5.4%
Cien	84.54	70.85	19.3%
Auction - CCEAR 2005-2012	63.79	61.83	3.2%
Auction - CCEAR 2006-2013	74.66	72.40	3.1%
Auction - CCEAR 2007-2014	82.26	-	-
Auction - CCEAR 2007-2014 (A-1)	104.73	-	-

(a) Includes Furnas' transport rate

Under ANEEL Resolution no. 540, dated August 21, 2007, the Electric Energy Rate and the Rate for Use of Distribution Systems applicable to the transactions between COPEL and FORCEL were approved, with an average increase of 15.1% .

The main rates for power sold by COPEL to distributors are shown below:

Rates for sales to distributors(1)			R$/MWh

	September 2007	September 2006	Variation
Auction - CCEAR 2005-2012	63.61	61.24	3.9%
Auction - CCEAR 2006-2013	74.66	71.83	3.9%
Auction - CCEAR 2007-2014	83.36	-	-
Small utilities	122.59	88.68	38.2%

(1) Information unaudited by the independent auditors.

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman:	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary:	RUBENS GHILARDI
Members:	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
NELSON FONTES SIFFERT FILHO
NILDO ROSSATO
ROGÉRIO DE PAULA QUADROS

AUDIT COMMITTEE

Chairwoman:	LAURITA COSTA ROSA
Members:	ROGÉRIO DE PAULA QUADROS
JORGE MICHEL LEPELTIER

FISCAL COUNCIL

Chairman:	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
ALEXANDRE MAGALHÃES DA SILVEIRA
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact: ri@copel.com - Phones: +55 (41) 3222-2027/ +55 (41) 3331-4359

Fax: +55 (41) 3331-2849

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+55 (41) 3312-1470
www.deloitte.com.br

AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION

To the Senior Management and Shareholders of

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Curitiba - PR

1. We have conducted a special review of the Quarterly Information (ITR) of COMPANHIA PARANAENSE DE ENERGIA – COPEL and its subsidiaries (parent company and consolidated) for the quarter and the nine-month period ended on September 30, 2007, prepared in compliance with the accounting practices adopted in Brazil and under the responsibility of the management of the Company and of its subsidiaries, comprising the balance sheets (both parent company and consolidated), the statements of income, and the performance report.

2. Except for the matter discussed in paragraph 3, our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. The Quarterly Information of indirectly controlled subsidiaries Elejor - Centrais Elétricas do Rio Jordão S.A. and UEG Araucária Ltda. for the quarter and for the nine-month period ended on September 30, 2007 and their balance sheets as of June 30, 2007 were reviewed by other independent auditors, whose special review reports, published on October 22, 2007, October 11, 2007, July 20, 2007, and July 9, 2007, respectively, do not contain any reservations which affect the consolidated Quarterly Information. These same independent auditors reviewed the companies’ Quarterly Reports for the quarter and for the nine-month period ended on September 30, 2006 and published their special review reports on October 23, 2006 and November 7, 2006, respectively, also without any reservations. Our reviews, as far as: (a) the total assets of these subsidiaries as of September 30, 2007 and June 30, 2007, which account for 11.32% and 12.01%, respectively, of the total consolidated assets; (b) the income (losses) of these subsidiaries in the nine-month periods ended on September 30, 2007 and 2006, which account for 2,79% and (1.26%), respectively, of the total consolidated income (losses); and (c) the respective investments, recorded according to the equity method in the holding company’s individual statements, are all based solely on the special review reports of those independent auditors.

4. Based on our special review and on the special review reports published by other independent auditors, we are not aware of any material modifications that should be made to the aforementioned Quarterly Information so as to make such information compliant with the accounting practices adopted in Brazil, applicable to the preparation of mandatory quarterly information, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM).

5. Our review was conducted with a view to issuing a special review report on the basic Quarterly Information referred to in paragraph 1, taken as whole. The statement of cash flows (parent company and consolidated), included in form 16.01/ITR of the Quarterly Information for the nine-month periods ended on September 30, 2007 and 2006, is featured with the purpose of providing additional information about the Company and its subsidiaries and is not required as a part of the basic quarterly information prepared according to the accounting practices adopted in Brazil. The statements of cash flows (parent company and consolidated) were subject to the special auditing procedures described in paragraph 2, and, based on our review and on the special review reports published by other independent auditors, we are not aware of any material changes that should be made to these supplemental statements for them to be adequately presented, in all material respects, in light of the basic quarterly financial statements for the periods ended on September 30, 2007 and 2006, taken as a whole.

6. As mentioned in note 41 to the quarterly information, the Company is challenging the calculations made and published by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by the National Electric Energy Agency - ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 807,000 thousand (restated amount); no provision has been recorded by the Company, based on the opinion of its legal counsel, who believes that the chances of a favorable outcome for the Company are possible.

7. The balance sheets (parent company and consolidated) as of June 30, 2007, featured herein for purposes of comparison, have been audited by us, and the special review report, issued on August 14, 2007, contained a paragraph pointing out the same issue discussed in paragraph 6 above. The statements of income (parent company and consolidated) for the quarter and for the nine-month period ended on September 30, 2006, featured herein for purposes of comparison, have been reviewed by us, and our special review report, dated November 10, 2006, contained a paragraph pointing out the same issue discussed in paragraph 6 above.

Curitiba, November 12, 2007

DELOITTE TOUCHE TOHMATSU	Iara Pasian
Independent Auditors	Accountant
CRC no. 2 SP-011.609/O-8 F-PR	CRC no. 1 SP 121.517/O-3 S/PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.